Exhibit 99.1

Semi-Annual Report
As of and for the six months ended June 30, 2022

Cautionary Statements Concerning Forward Looking Statements
Statements contained in this Semi-Annual Report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves, our growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These factors include, without limitation:
•the continued impact of unfilled semiconductor orders;
•our ability to realize the anticipated benefits of the merger;
•the continued impact of the COVID-19 pandemic;
•our ability to launch new products successfully and to maintain vehicle shipment volumes;
•our ability to successfully manage the industry-wide transition from internal combustion engines to full electrification;
•changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;
•changes in local economic and political conditions;
•changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in laws and regulations;
•our ability to produce or procure electric batteries with competitive performance, cost and at required volumes;
•our ability to offer innovative, attractive products, and to develop, manufacture and sell vehicles with advanced features, including enhanced electrification, connectivity and autonomous-driving characteristics;
•various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits;
•material operating expenditures in relation to compliance with environmental, health and safety regulations;
•the level of competition in the automotive industry, which may increase due to consolidation;
•exposure to shortfalls in the funding of our defined benefit pension plans;
•our ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies;
•our ability to access funding to execute our business plans;
•a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in our vehicles;
•our ability to realize anticipated benefits from joint venture arrangements;
•disruptions arising from political, social and economic instability;

•risks associated with our relationships with employees, dealers and suppliers;
•increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles;
•ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•political and civil unrest;
•earthquakes or other disasters; and
•other factors discussed elsewhere in this report.
Furthermore, in light of the inherent difficulty in forecasting future results, any estimates or forecasts of particular periods that are provided in this report are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this report or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section — Risks and Uncertainties of this Semi-Annual Report.

CERTAIN DEFINED TERMS
In this Semi-Annual Report, unless otherwise specified, the terms “we”, “our”, “us”, the “Company” and “Stellantis” refer to Stellantis N.V., together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “FCA” and “FCA N.V.” mean Fiat Chrysler Automobiles N.V. or Fiat Chrysler Automobiles N.V. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “PSA” and “Groupe PSA” mean Peugeot S.A. or Peugeot S.A. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to the “merger” refer to the merger between PSA and FCA completed on January 16, 2021 and resulting in the creation of Stellantis.
All references in this Semi-Annual Report to “Euro” and “€” refer to the currency issued by the European Central Bank. The Company’s financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “USD” and “$” refer to the currency of the United States of America (“U.S.”).

MANAGEMENT DISCUSSION AND ANALYSIS
Russia & Ukraine Crisis
In response to the on-going Russia-Ukraine conflict, various governments around the world have applied economic, trade and financial sanctions against Russia.
In Russia, we have a joint venture assembly plant, accounted for as a joint operation, as well as, national sales companies. In March 2022, the import and export of vehicles to and from Russia were suspended by Stellantis. In April 2022, operations at the joint venture assembly plant were suspended. In Ukraine, we have a national sales company. Our activities in Russia and Ukraine are not material to our net assets, financial position or results of operations.
FCA - PSA merger
On December 17, 2019, FCA and PSA entered into a combination agreement providing for the combination of FCA and PSA through a cross-border merger, with FCA as the surviving legal entity in the merger (“Stellantis N.V.”).
On September 14, 2020, FCA and PSA agreed to amend the combination agreement. According to the combination agreement amendment, the FCA extraordinary dividend, to be paid to former FCA shareholders was reduced to €2.9 billion, with PSA’s 46 percent stake in Faurecia S.E. (“Faurecia”) planned to be distributed to all Stellantis shareholders promptly after closing following approval of the Stellantis board and shareholders.
On January 4, 2021, PSA and FCA held their respective extraordinary general shareholder meetings in order to, among other matters, approve the merger transaction. The respective shareholder meetings approved the merger. Following the respective shareholder approvals and receipt of the final regulatory clearances, FCA and PSA completed the legal merger.
The conditions agreed to as part of the regulatory clearance did not have a material impact on the cash flows or financial positions for the Company.

On January 17, 2021, the board of directors was appointed, the Stellantis articles of association became effective and the combined company was renamed Stellantis. On this date, the Stellantis management and board of directors collectively obtained the power and the ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3 - Business Combinations (“IFRS 3”), January 17, 2021 is the acquisition date for the business combination.
On January 29, 2021, the approximately €2.9 billion extraordinary distribution was paid to holders of FCA common shares of record as of the close of business on Friday, January 15, 2021.

Identification of the accounting acquirer
The merger was accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, management determined that PSA is the acquirer for accounting purposes and as such, the merger has been accounted for as a reverse acquisition. In identifying PSA as the acquiring entity, notwithstanding that the merger was effected through an issuance of FCA shares, the most significant indicators were (i) the composition of the combined group’s board, composed of eleven directors, six of whom were to be nominated by PSA, PSA shareholders or PSA employees, or were current PSA executives, (ii) the combined group’s first CEO, who is vested with the full authority to individually represent the combined group, and was the president of the PSA Managing Board prior to the merger, and (iii) the payment of a premium by pre-merger shareholders of PSA.
Faurecia Distribution
On January 25, 2021, an extraordinary general meeting of the shareholders was convened in order to approve the distribution by Stellantis to the holders of its common shares of up to 54,297,006 ordinary shares of Faurecia (an automotive equipment supplier) and up to €308 million, which are the proceeds received by Peugeot S.A. in November 2020 from the sale of certain ordinary shares of Faurecia. The distribution represented the legacy PSA ownership in Faurecia and approximately 39 percent of the share capital of Faurecia and became unconditional on March 10, 2021, with (i) ex-date on Monday, March 15, 2021; and (ii) record date on Tuesday, March 16, 2021. Holders of Stellantis common shares were entitled to: (i) 0.017029 ordinary shares of Faurecia; and (ii) €0.096677 for each common share of Stellantis they hold on the record date for the Distribution. The distribution occurred on March 22, 2021, resulting in 53,130,574 ordinary shares of Faurecia and €302 million in cash distributed. The Company lost control of Faurecia on January 11, 2021.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
This Unaudited Pro Forma Consolidated Financial Information has been prepared to give effect to completion of the merger of PSA and FCA to create Stellantis, which was completed on January 17, 2021, as if it had been completed on January 1, 2020. The Unaudited Pro Forma Consolidated Financial Information includes the unaudited pro forma consolidated income statement for the six months ended June 30, 2021 and the related explanatory notes (the “Unaudited Pro Forma Consolidated Financial Information”). The Unaudited Pro Forma Consolidated Financial Information has been prepared for illustrative purposes only with the aim to provide comparative period income statement information, and does not necessarily represent what the actual results of operations would have been had the merger been completed on January 1, 2020. Additionally, the Unaudited Pro Forma Consolidated Financial Information does not attempt to represent, or be an indication of, the future results of operations or cash flows of Stellantis. No pro forma statement of financial position has been presented as the effects of the merger have been reflected in the Consolidated Statement of Financial Position of Stellantis as of December 31, 2021. Please refer to the Consolidated Statement of Financial Position as of December 31, 2021 included elsewhere within this Semi-Annual Report for additional information.
Refer to the section FCA - PSA merger included above for information on the reverse acquisition presentation of the financial statements.
The Unaudited Pro Forma Consolidated Financial Information presented herein is derived from (i) the Semi-Annual Condensed Consolidated Income Statement of Stellantis for the six months ended June 30, 2021 included elsewhere in this report and (ii) FCA’s accounting records for the period from January 1, 2021 to January 16, 2021. The Unaudited Pro Forma Consolidated Financial Information should be read in conjunction with the historical consolidated financial statements referenced above and the accompanying notes thereto, as well as the other information contained in this Semi-Annual Report.
The consolidated financial statements of Stellantis and FCA are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union. There is no effect on the consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The Unaudited Pro Forma Consolidated Financial Information is prepared on a basis that is consistent with the accounting policies used in the preparation of the Semi-Annual Condensed Consolidated Financial Statements of Stellantis as of and for the six months ended June 30, 2022 and 2021 included elsewhere in this report.
The historical consolidated financial information has been adjusted in the accompanying Unaudited Pro Forma Consolidated Financial Information to give effect to unaudited pro forma events that are directly attributable to the merger and factually supportable. Specifically, the pro forma adjustments relate to the following:
•The purchase price allocation, primarily to reflect adjustments to depreciation and amortization associated with the acquired property, plant and equipment and intangible assets with a finite useful life, as well as a reduction in the interest expense related to the fair value adjustment to financial liabilities.
•The alignment of accounting policies of FCA to those applied by Stellantis.
•The elimination of intercompany transactions between FCA and PSA.
The pro forma adjustments relate to the period from January 1, 2021 to January 16, 2021.
The Unaudited Pro Forma Consolidated Financial Information does not reflect any anticipated synergies, operating efficiencies or cost savings that may be achieved, or any integration costs that may be incurred, following the completion of the merger.

UNAUDITED PRO FORMA SEMI-ANNUAL CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2021

	For the six months ended June 30, 2021
		Pro Forma adjustments
(€ million, except per share amounts)	Stellantis	January 1 - 16, 2021 results of FCA	Purchase Price Allocation	Other adjustments	Stellantis Pro Forma Consolidated Income Statement
	Note 1	Note 2	Note 3	Note 4
Net revenues	€72,610	€2,704	€2	€(6)	€75,310
Cost of revenues	58,301	2,322	(52)	(6)	60,565
Selling, general and other costs	4,550	192	(2)	—	4,740
Research and development costs	2,046	113	(40)	—	2,119
Gains/(losses) on disposal of investments	2	—	—	—	2
Restructuring costs	371	—	—	—	371
Operating income/(loss)	7,344	77	96	—	7,517
Net financial expenses/(income)	217	29	(17)	—	229
Profit/(loss) before taxes	7,127	48	113	—	7,288
Tax expense	1,729	21	7	—	1,757
Share of the profit of equity method investees	402	3	—	—	405
Net profit/(loss) from continuing operations	5,800	30	106	—	5,936
Profit/(loss) from discontinued operations, net of tax	990	—	—		990
Net profit/(loss)	€6,790	€30	€106	€—	€6,926

Net profit/(loss) attributable to:
Owners of the parent	€6,780	€30	€106	€—	€6,916
Non-controlling interests	€10	€—	€—	€—	€10

Net profit/(loss) from continuing operations
Owners of the parent	€5,790	€30	€106	€—	€5,926
Non-controlling interests	€10	€—	€—	€—	€10

Earnings per share:
Basic earnings per share	€2.17				€2.21
Diluted earnings per share	€2.11				€2.16

Earnings per share from continuing operations:
Basic earnings per share	€1.85				€1.90
Diluted earnings per share	€1.81				€1.85

The accompanying notes are an integral part of the Unaudited Pro Forma Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Note 1 – Stellantis
This column is the Semi-Annual Condensed Consolidated Income Statement of Stellantis for the six months ended June 30, 2021, included elsewhere within this Semi-Annual Report.
Note 2 – FCA Historical
This column represents the FCA results for the period from January 1, 2021 to January 16, 2021, as derived from FCA’s accounting records.
Note 3 – Purchase Price Allocation
As noted in the introduction to this Unaudited Pro Forma Consolidated Financial Information, the merger has been accounted for using the acquisition method of accounting in accordance with IFRS 3, with PSA identified as the accounting acquirer (reverse acquisition accounting). The acquisition method of accounting under IFRS 3 applies the fair value concepts defined in IFRS 13 and requires, among other things, that the assets acquired and the liabilities assumed in a business combination be recognized by the acquirer at their fair values as of the merger date, which for accounting purposes was January 17, 2021. As a result, the acquisition method of accounting has been applied and the assets and liabilities of FCA have been recognized at the merger acquisition date at their respective fair values, with limited exceptions as permitted by IFRS 3. The excess of the consideration transferred over the fair value of FCA’s assets acquired and liabilities assumed has been recorded as goodwill.
The Unaudited Pro Forma Consolidated Financial Information reflects the effects of the purchase accounting adjustments, where applicable, on the unaudited pro forma consolidated income statement for the six months ended June 30, 2021 as if the merger had occurred on January 1, 2020.
The following tables provide a summary of the pro forma effects of the purchase price allocation adjustments in the unaudited pro forma consolidated income statement for the six months ended June 30, 2021.

For the period January 1 - 16, 2021

	January 1-16, 2021
(€ million)	Intangible assets	Property, plant and equipment	Financial liabilities	Other	Total
	(A)	(B)	(C)	(D)
Net revenues	€—	€—	€—	€2	€2
Cost of revenues	—	45	—	7	52
Selling, general and other costs	—	2	—	—	2
Research and development costs	40	—	—	—	40
Net financial expenses/(income)	—	—	21	(4)	17
Tax expenses	(4)	—	(3)	—	(7)
Net profit	€36	€47	€18	€5	€106
The pro forma adjustments are described in further detail below.
A.Intangible assets
The fair value of brands (Jeep, Ram, Dodge, Fiat, Maserati, Alfa Romeo and Mopar) was determined through an income approach based on the relief from royalty method, which requires an estimate of future expected cash flows. The useful life associated with the brands is determined to be indefinite. For capitalized development expenditures, the fair value has been assessed according to a multi-criteria approach based on relief from royalty method and an excess-earning method. The fair value for the Dealer network has been assessed using the replacement cost method. The fair value of reacquired rights has been valued based on the discounted cash flows expected from the related agreement.
Amortization of intangible assets has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in amortization as a result of the fair value adjustment to intangible assets was a net decrease in amortization expense of €40 million for the period January 1 to January 16, 2021, which has been recorded within Research and development costs in relation to capitalized research and development costs and other intangible assets.
B.Property, plant and equipment
The fair value of property, plant and equipment was determined primarily through the replacement cost method, which requires an estimation of the physical, functional and economic obsolescence of the related assets. A market approach, which requires the comparison of the subject assets to transactions involving comparable assets, was applied to determine the fair value of land. The fair value of certain assets was determined through an income approach.
Depreciation has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in depreciation as a result of the fair value adjustment to property, plant and equipment was a decrease in depreciation expense of €47 million for the period January 1 to January 16, 2021, of which €45 million has been recorded within Cost of revenues and €2 million within Selling, general and other costs in the Unaudited Pro Forma Consolidated Financial Information.
C.Financial liabilities
Purchase price adjustments were recognized to step up to fair value the financial liabilities based on quoted market prices for listed debt and based on discounted cash flow models for debt that is not listed. The fair value adjustments to financial liabilities resulted in a decrease in interest expense due to the decrease of the effective interest rate based on current market conditions of €21 million for the period January 1 to January 16, 2021 and has been recorded within Net financial income (expense) in the Unaudited Pro Forma Consolidated Financial Information.

D.Other
Primarily reflects:
•the recognition of additional revenue of €2 million for the period January 1 to January 16, 2021, as a result of a step up to fair value of deferred revenue relating to extended warranty service contracts, as well as additional finance costs of €4 million for the period January 1 to January 16, 2021, due to the recognition of the fair value adjustments of the related liabilities.
•the reversal of the impact on cost of revenues of €7 million for the period January 1 to January 16, 2021 of certain prepaid assets that were written off as part of the purchase price allocation.
The step up in the value of inventories has not been recognized as a pro forma adjustment as this impact has been recognized in Stellantis results for the six months ended June 30, 2021.
E.Tax expense
Represents the tax effects on the pro forma adjustments reflected in the unaudited pro forma consolidated income statement, calculated based on statutory tax rates applicable in the relevant jurisdictions.
Note 4 – Other Adjustments
Other adjustments include the elimination of the intercompany transactions with Sevel in the Stellantis Consolidated Income Statement for the six months ended June 30, 2021 of €6 million. Sevel is a joint operation that was previously owned 50 percent each by both PSA and FCA. Upon completion of the merger, Stellantis holds 100 percent of Sevel, which is fully consolidated from that date.

Note 5 - Pro Forma Earnings per Share
Pro Forma basic earnings per share is calculated by dividing the Pro Forma Net profit from continuing operations attributable to the owners of the parent by the Pro Forma weighted average number of shares outstanding, as adjusted for the merger.
Pro Forma diluted earnings per share is calculated by adjusting the historical diluted weighted average number of shares outstanding with the Pro Forma weighted average number of dilutive shares outstanding, as adjusted for the merger.
Refer to Note 20 - Earnings per share, included within the Semi-Annual Condensed Consolidated Financial Statements included within this report for additional detail on the calculation of earnings per share.

Pro Forma Basic earnings per share

	Six months ended June 30, 2021
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent, as adjusted	€6,780	€5,790	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€6,916	€5,926	€990
Weighted average number of shares outstanding for basic earnings per share (thousand), January 17 - June 30, 2021 (B)	3,123,533	3,123,533	3,123,533
Pro Forma Basic earnings per share (€ per share) (A/B)	€2.21	€1.90	€0.32
Pro Forma Diluted earnings per share

	Six months ended June 30, 2021
(€ million except otherwise noted)	Stellantis	Continuing operations	Discontinued operations
Net profit attributable to owners of the parent, as adjusted	€6,780	€5,790	€990
Add: FCA Net profit attributable to owners of the parent, January 1 - 16, 2021	30	30	—
Add: Pro forma adjustments	106	106	—
Pro Forma Net profit attributable to owners of the parent (A)	€6,916	€5,926	€990
Weighted average number of shares outstanding (thousand), January 17 - June 30, 2021	3,123,533	3,123,533	3,123,533
Number of shares deployable for share-based compensation, January 17 - June 30, 2021 (thousand)	14,577	14,577	14,577
Equity warrants delivered to General Motors (thousand)	68,497	68,497	68,497
Pro Forma Weighted average number of shares outstanding for diluted earnings per share (thousand) (B)	3,206,607	3,206,607	3,206,607
Pro Forma Diluted earnings per share (€ per share) (A/B)	€2.16	€1.85	€0.31

Highlights - from continuing operations
Unless otherwise stated, all figures below exclude results from discontinued operations:

			Pro Forma
Six months ended June 30,			Six months ended June 30,
2022	2021	(€ million, except shipments, which are in thousands of units, and per share amounts)	2021
3,033	3,181	Combined shipments(1)	3,274
2,934	3,080	Consolidated shipments(2)	3,171

87,999	72,610	Net revenues	75,310
7,960	5,800	Net profit from continuing operations	5,936
—	990	Profit from discontinued operations, net of tax	990
7,960	6,790	Net profit (including discontinued operations)	6,926
12,374	8,438	Adjusted operating income(3)	8,622

		Earnings per share - including discontinued operations(4)
2.54	2.17	Basic earnings per share (€)	2.21
2.47	2.11	Diluted earnings per share (€)	2.16

		Earnings per share from continuing operations(4)
2.54	1.85	Basic earnings per share (€)	1.90
2.47	1.81	Diluted earnings per share (€)	1.85

		Distribution paid, per share
1.04	—	Ordinary dividends, per share (€)	n.a.
—	0.32	Extraordinary distribution, per share (€)	n.a.
____________________________________________________________________________________________________
n.a. = not applicable

			Pro Forma
Six months ended June 30,			Six months ended June 30,
2022	2021	(€ million)	2021
€9,843	€5,615	Net cash from (used in) operating activities	n.a.
9,843	5,615	Of which: Net cash from (used in) operating activities of continuing operations	n.a.
—	—	Of which: Net cash from (used in) operating activities of discontinued operations	n.a.
5,319	n.a.	Industrial free cash flows(5)	(1,163)
______________________________________________________________________________________________________________________________
n.a. = not applicable

At June 30, 2022	(€ million)	At December 31, 2021
€61,014	Available Liquidity	€63,938
59,728	Of which: Industrial Available liquidity	62,706
22,054	Industrial net financial position(6)	19,090
________________________________________________________________________________________________________________________________________________
(1) Combined shipments include shipments from Stellantis' consolidated subsidiaries and unconsolidated joint ventures.
(2) Consolidated shipments only include shipments from Stellantis' consolidated subsidiaries.
(3) Refer to sections — Non-GAAP Financial Measures, Company Results and Results by Segment in this Semi-Annual Report for further discussion.
(4) Refer to Note 20 - Earnings per share, in the Semi-Annual Condensed Consolidated Financial Statements included in this Semi-Annual Report.
(5) Amounts exclude discontinued operations. Refer to sections — Non-GAAP Financial Measures and Liquidity and Capital Resources in this Semi-Annual Report for further discussion.
(6) Refer to sections — Non-GAAP Financial Measures and Liquidity and Capital Resources in this Semi-Annual Report for further discussion.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted operating income, Industrial free cash flows and Industrial net financial position. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union.
Adjusted operating income: Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income), Tax expense/(benefit) and Share of the profit/(loss) of equity method investees.
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations,
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand, and
•Convergence and integration costs directly related to significant acquisitions or mergers.
For the six months ended June 30, 2021, Pro Forma Adjusted operating income includes the Adjusted operating income of FCA for the period January 1 - January 16, 2021.

Adjusted operating income is used for internal reporting to assess performance and as part of the Company's forecasting, budgeting and decision making processes as it provides additional transparency to the Company's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Company’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted operating income is useful for analysts and investors to understand how management assesses the Company’s ongoing operating performance on a consistent basis. In addition, Adjusted operating income is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Company and other eligible employees, including members of the Top Executive Team.

Refer to the sections Company Results and Results by Segment below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Income Statement. Adjusted operating income should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.

Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; adjusted for: net intercompany payments between continuing operations and discontinued operations, proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. For the six months ended June 30, 2021, Pro Forma Industrial free cash flows include the Industrial free cash flows of FCA for the period January 1 - January 16, 2021. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Company and other eligible employees, including members of the Top Executive Team.
Refer to Liquidity and Capital Resources —Industrial free cash flows for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Industrial net financial position is calculated as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale. We believe Industrial net financial position is useful in providing a measure of the Company’s net cash, considering cash and cash equivalents and financial securities. Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net financial position between industrial activities and financial services. Refer to Liquidity and Capital Resources —Industrial net financial position for further information.

Company Results
The following is a discussion of the Company's results of operations for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, on both an IFRS and Pro forma basis (refer to Unaudited Pro Forma Consolidated Financial Information for additional information):

			Pro Forma
Six months ended June 30,			Six months ended June 30,
2022	2021	(€ million)	2021
€87,999	€72,610	Net revenues	€75,310
69,865	58,301	Cost of revenues	60,565
4,460	4,550	Selling, general and other costs	4,740
2,547	2,046	Research and development costs	2,119
31	2	Gains/(losses) on disposal of investments	2
838	371	Restructuring costs	371
10,320	7,344	Operating income	7,517
431	217	Net financial expenses	229
9,889	7,127	Profit before taxes	7,288
1,985	1,729	Tax expense	1,757
56	402	Share of the profit of equity method investees	405
7,960	5,800	Net profit from continuing operations	5,936
—	990	Profit from discontinued operations, net of tax	990
€7,960	€6,790	Net profit	€6,926

		Net profit attributable to:
€7,960	€6,780	Owners of the parent	€6,916
€—	€10	Non-controlling interests	€10

		Net profit from continuing operations attributable to:
€7,960	€5,790	Owners of the parent	€5,926
€—	€10	Non-controlling interests	€10

		Net profit from discontinued operations attributable to:
€—	€990	Owners of the parent	€990
€—	€—	Non-controlling interests	€—
Net revenues

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. 2021 Pro Forma
€87,999	€72,610	21.2%	Net revenues	€75,310	16.8%
See — Results by Segment below for a discussion of Net revenues on an IFRS and Pro Forma basis for each of our six reportable segments (North America, Enlarged Europe, Middle East & Africa, South America, China and India & Asia Pacific, and Maserati).

Cost of revenues

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. 2021 Pro Forma
€69,865	€58,301	19.8%	Cost of revenues	€60,565	15.4%
79.4%	80.3%		Cost of revenues as % of Net revenues	80.4%
The increase in Cost of revenues on an IFRS basis during the six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, primarily related to synergies for purchasing, manufacturing and supply chain activities more than offset by: (i) higher raw material costs (ii) higher volumes in North America (iii) higher energy and logistics costs (iv) foreign currency translation differences mainly due to the revaluation of the U.S. Dollar and Brazilian Real against the Euro and (v) amounts that have been excluded from Adjusted operating income primarily related to (1) an increase of €660 million in the provision related to Model Year 2019 - 2021 U.S. CAFE penalty rate adjustment and (2) €562 million for extension of the Takata airbags recall campaign in Enlarged Europe, Middle East & Africa and South America.
Selling, general and other costs

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. 2021 Pro Forma
€4,460	€4,550	(2.0)%	Selling, general and other costs	€4,740	(5.9)%
5.1%	6.3%		Selling, general and other costs as % of Net revenues	6.3%
The decrease in Selling, general and other costs on an IFRS basis during six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, primarily related to synergies and cost containment actions partially offset by foreign currency translation differences.
Research and development costs

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. 2021 Pro Forma
€1,605	€1,305	23.0%	Research and development expenditures expensed	€1,362	17.8%
931	726	28.2%	Amortization of capitalized development expenditures	742	25.5%
11	15	(26.7)%	Impairment and write-off of capitalized development expenditures	15	(26.7)%
€2,547	€2,046	24.5%	Total Research and development costs	€2,119	20.2%

			Pro Forma
Six months ended June 30,			Six months ended June 30,
2022	2021		2021
1.8%	1.8%	Research and development expenditures expensed as % of Net revenues	1.8%
1.1%	1.0%	Amortization of capitalized development expenditures as % of Net revenues	1.0%
—%	—%	Impairment and write-off of capitalized development expenditures as % of Net revenues	—%
2.9%	2.8%	Total Research and development cost as % of Net revenues	2.8%

The increase in Research and development expenditures expensed on an IFRS basis during six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, primarily related to increased non-project and early vehicle development spending as well as foreign currency translation.
The increase in Amortization of capitalized development expenditures on an IFRS basis during six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, is primarily related to the launch of the all-new Wagoneer/Grand Wagoneer and all-new Jeep Grand Cherokee and foreign currency translation.
Total Research and development expenditures during the six months ended June 30, 2022 and 2021 and total Pro Forma Research and development expenditures during the six months ended June 30, 2021 were as follows:

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. 2021 Pro Forma
€1,444	€1,484	(2.7)%	Capitalized development expenditures(1)	€1,563	(7.6)%
1,605	1,305	23.0%	Research and development expenditures expensed	1,362	17.8%
€3,049	€2,789	9.3%	Total Research and development expenditures	€2,925	4.2%

47.4%	53.2%		Capitalized development expenditures as % of Total Research and development expenditures	53.4%
3.5%	3.8%		Total Research and development expenditures as % of Net revenues	3.9%
________________________________________________________________________________________________________________________________________________
(1) Does not include capitalized borrowing costs of €48 million and €103 million for the six months ended June 30, 2022 and 2021, respectively, and €110 million for the six months ended June 30, 2021, on a pro forma basis, in accordance with IAS 23 - Borrowing costs (Revised).
The increase in total Research and development expenditures on an IFRS basis during six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, primarily related to increased non-project and early vehicle development spending as well as foreign currency exchange rates partially offset by lower capitalized development costs for vehicle programs reflecting the realization of synergies on product development activities.
Restructuring costs

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. 2021 Pro Forma
€838	€371	125.9%	Restructuring costs	€371	125.9%
The increase in Restructuring costs on an IFRS basis during six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, primarily related to workforce reductions in Enlarged Europe, North America, and South America.

Net financial expenses

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. 2021 Pro Forma
€431	€217	98.6%	Net financial expenses	€229	88.2%
The increase in Net financial expenses on an IFRS basis during six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, primarily reflects the cost of hedging and currency depreciation in Argentina and the increased interest levels in Brazil, as well as the application of hyperinflationary accounting for entities whose functional currency is the Turkish Lira.

Tax expense

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. 2021 Pro Forma
€1,985	€1,729	14.8%	Tax expense	€1,757	13.0%
20.1%	24.3%		Effective tax rate	24.1%
The effective tax rate was 20.1 percent and 24.3 percent for the six months ended June 30, 2022, and 2021, respectively. The Pro Forma effective tax rate was 24.1 percent for the six months ended June 30, 2021.
The decrease in the effective tax rate on an IFRS basis during six months ended June 30, 2022, compared to the IFRS and Pro Forma basis for the corresponding period in 2021, is primarily related to the deferred tax asset adjustments in the UK and Germany as a result of the merger in 2021 along with increased tax benefits in the U.S. and Argentina in the six months ended June 30, 2022. This is partially offset by additional U.S. earnings taxed at approximately 24 percent blended U.S. corporate and state statutory tax rate.
As of December 31, 2021 deferred tax assets were recognized, mainly in France, Germany and Spain, based on forecasted profitability estimated according to the last available medium-term plan. We will continue to use this data to measure and assess Stellantis deferred tax asset recognition until there is sufficient evidence to support changes in our recognition position. During the second half of 2022, we expect to have additional information and there is a possibility that this may represent sufficient positive evidence to allow us to conclude that a significant portion of additional deferred tax assets may be recognized. Further deferred tax asset recognition would result in a tax benefit during the period in which the recognition is recorded. However, the exact timing and amount of the deferred tax asset recognition is subject to change on the basis of the level of profitability we are able to achieve and forecast, and are not known at this time.
Share of the profit of equity method investees

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. 2021 Pro Forma
€56	€402	(86.1)%	Share of the profit of equity method investees	€405	(86.2)%
The decrease in the Share of the profit of equity method investees on an IFRS basis during six months ended June 30, 2022, compared to the IFRS and Pro Forma basis for the corresponding period in 2021, was primarily due to the impairment related to GAC Fiat Chrysler Automobiles Co., Ltd (“GAC-Stellantis JV”) for an amount of €297 million (refer to Note 2 - Scope of consolidation within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional information).

Net profit from continuing operations

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. 2021 Pro Forma
€7,960	€5,800	37.2%	Net profit from continuing operations	€5,936	34.1%
The increase in Net profit from continuing operations on an IFRS basis during six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, primarily due to higher operating performance particularly in North America and South America which is partially offset by higher net financial expenses and lower share of profit of equity method investees.

Profit from discontinued operations, net of tax

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021	(€ million)	2021	2022 vs. 2021 Pro Forma
€—	€990	n.m.	Profit from discontinued operations, net of tax	€990	n.m.
____________________________________________________________________________________________________
n.m. = not meaningful
For the six months ended June 30, 2021, following the loss of control of Faurecia at the beginning of January 2021, a gain of €990 million was recognized consisting of a gain of €515 million upon the classification of the investment in Faurecia as a financial asset and the subsequent remeasurement at fair value through profit and loss of €475 million.

Adjusted operating income

			Pro Forma	Increase/(Decrease)
Six months ended June 30,			Six months ended June 30,	2022 vs. 2021 Pro Forma
2022	2021	(€ million)	2021	% Actual
€12,374	€8,438	Adjusted operating income	€8,622	43.5%
14.1%	11.6%	Adjusted operating income margin (%)	11.4%	+270 bps
The following chart presents the change in Adjusted operating income by segment for the six months ended June 30, 2022 compared to the corresponding period in 2021 Pro Forma.
Refer to — Results by Segment below for a discussion of Adjusted operating income for each of our six reportable segments (North America, Enlarged Europe, Middle East & Africa, South America, China and India & Asia Pacific, and Maserati).

The following table is the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Semi-Annual Condensed Consolidated Income Statement, to Adjusted operating income:

(€ million)	Six months ended June 30, 2022
Net profit from continuing operations	€7,960
Tax expense	1,985
Net financial expenses	431
Share of the profit of equity method investees	(56)
Operating income	€10,320
Adjustments:
Restructuring and other costs, net of reversals	€838
CAFE penalty rate	660
Takata recall campaign	562
Patents litigation	134
Impairment expense and supplier obligations	67
Other	(207)
Total Adjustments	2,054
Adjusted operating income	€12,374
The following table is the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Semi-Annual Condensed Consolidated Income Statement, to Pro Forma Adjusted operating income:

(€ million)	Six months ended June 30, 2021
Net profit from continuing operations	€5,800
Tax expense	1,729
Net financial expenses	217
Share of the profit of equity method investees	(402)
Operating income	7,344
Add: FCA Operating income, January 1 - 16, 2021	77
Add: Pro Forma adjustments	96
Pro Forma Operating income	€7,517
Adjustments:
Restructuring and other costs, net of reversals	€541
Reversal of inventory fair value adjustment in purchase accounting	522
Impairment expense and supplier obligations	21
Brazilian indirect tax - reversal of liability/recognition of credits	(222)
Other	243
Total Adjustments	1,105
Pro Forma Adjusted operating income	€8,622

The following table is the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Semi-Annual Condensed Consolidated Income Statement, to Adjusted operating income:

(€ million)	Six months ended June 30, 2021
Net profit from continuing operations	€5,800
Tax expense	1,729
Net financial expenses	217
Share of the profit of equity method investees	(402)
Operating income	€7,344
Adjustments:
Restructuring and other costs, net of reversals	€541
Reversal of inventory fair value adjustment in purchase accounting	522
Impairment expense and supplier obligations	21
Brazilian indirect tax - reversal of liability/ recognition of credits	(222)
Other	243
Total adjustments January 1 - June 30, 2021	€1,105
Less: adjustments January 1- 16, 2021	11
Adjusted operating income	€8,438
During the six months ended June 30, 2022, Adjusted operating income excluded adjustments primarily related to:
•€838 million of restructuring costs, primarily related to workforce reductions mainly in Enlarged Europe, North America and South America;
•€660 million, resulting from an increase in provision related to Model Year 2019 - 2021 CAFE penalty rate adjustment;
•€562 million for an extension of Takata airbags recall campaign in Enlarged Europe, Middle East & Africa and South America;
•€134 million of provision related to litigation by certain patent owners related to the use of certain technologies in prior periods; and
•€207 million of Other, mainly related to release of litigation provisions, changes in ownership of equity method investments, partially offset by net losses on disposals.
During the six months ended June 30, 2021, Pro Forma Adjusted operating income excluded adjustments primarily related to:
•€541 million of restructuring and other costs related to the reorganization of operations and the dealer network primarily in Enlarged Europe;
•€522 million of reversal of fair value adjustment recognized in purchase accounting on FCA inventories;
•€222 million benefit related to final decision of Brazilian Supreme Court on calculation of state value added tax, resulting in the recognition of €73 million in Net revenues and €149 million in Selling, general and other costs; and
•€243 million of other costs primarily related to the completion of merger and integration activities.
During the six months ended June 30, 2021, Adjusted operating income excluded the same adjustments excluded for Pro Forma Adjusted operating income, as well as, adjustments for the period January 1 - 16, 2021, which were primarily costs related to the merger.

Results by Segment
The following are the results by segment for the six months ended June 30, 2022, 2021 and 2021 Pro Forma:

	Net revenues			Adjusted operating income			Consolidated Shipments
	Six months ended June 30,
(€ million, except shipments which are in thousands of units)	2022	2021	2021 Pro Forma	2022	2021	2021 Pro Forma	2022	2021	2021 Pro Forma
North America	€42,443	€30,426	€32,447	€7,683	€4,983	€5,236	959	817	873
Enlarged Europe	31,319	31,708	32,040	3,267	2,878	2,829	1,362	1,651	1,664
Middle East & Africa	3,039	2,511	2,547	472	256	247	138	137	138
South America	7,233	4,751	4,936	1,002	317	326	403	405	424
China and India & Asia Pacific	2,152	1,830	1,883	289	208	206	62	59	61
Maserati	941	867	885	62	42	29	10	11	11
Other activities	1,513	1,316	1,422	(225)	(298)	(335)	—	—	—
Unallocated items & eliminations(1)	(641)	(799)	(850)	(176)	52	84	—	—	—
Total	€87,999	€72,610	€75,310	€12,374	€8,438	€8,622	2,934	3,080	3,171
________________________________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation
The following are the market shares by segment for the six months ended June 30, 2022 and 2021 and includes FCA information for the period January 1 - 16, 2021:

	Market share(1)
	Six months ended June 30,
	2022	2021
North America	11.3%	10.9%
Enlarged Europe	19.6%	20.3%
Middle East & Africa	11.9%	11.7%
South America	23.5%	23.5%
India & Asia Pacific	0.8%	0.8%
China	0.5%	0.5%
Maserati	2.1%	2.1%

________________________________________________________________________________________________________________________________________________
(1) Industry and market share information is derived from third party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Unione Nazionale Rappresentanti Autoveicoli Esteri (UNRAE), Ward’s Automotive) and internal information. Represents PC and LCVs, except as noted below:
•Middle East & Africa exclude Iran, Sudan and Syria
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia)
•China represents PC only
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information
Figures may not add due to rounding. Prior period figures have been updated to reflect current information provided by third-party industry sources
Refer to Note 21 - Segment reporting in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional detail on the Company’s reportable segments.

The following is a discussion of IFRS Net revenues and shipments and Adjusted operating income for each of our six reportable segments for the six months ended June 30, 2022 as compared to IFRS and Pro Forma for the six months ended June 30, 2021. We review changes in our results of operations with the following operational drivers:
•Operating environment
◦Industry & Market Mix: reflects changes in volumes of products sold to customers driven by industry volumes and market mix. Reflects also the gap between production and shipments (fixed manufacturing costs absorption).
•Performance
◦Vehicle Net Price & Content: reflects changes in net prices, including discounts and incentives and related to new product content and option take rates. Includes also channel and trim mix;
◦Vehicle Line Mix: reflects the changes in nameplate mix;
◦Market Share & Market Mix: reflects changes of market share and market mix on new vehicle business;
◦Industrial: reflects manufacturing, logistics and purchasing efficiencies and inefficiencies, as well as changes to costs of raw materials. Warranty and compliance costs are also included here;
◦SG&A: primarily includes costs for advertising and promotional activities, purchased services, information technology and administrative costs and other costs not directly related to the development and manufacturing of Stellantis products;
◦R&D: includes research and development costs;
◦FX and Other: includes other items not mentioned above, such as used cars, parts & services, sales to other partners, owned dealer network, royalties, the difference between shipments and sales, as well as foreign currency exchange translation, transaction and hedging.

North America

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021		2021	2022 vs. 2021 Pro Forma
959	817	17.4%	Shipments (thousands of units)	873	9.9%
€42,443	€30,426	39.5%	Net revenues (€ million)	€32,447	30.8%
€7,683	€4,983	54.2%	Adjusted operating income (€ million)	€5,236	46.7%
18.1%	16.4%	+170 bps	Adjusted operating income margin (%)	16.1%	+200 bps
The Company's market share(1) in North America of 11.3 percent for the six months ended June 30, 2022 reflected an increase of 40 bps from 10.9 percent in the same period in 2021. The U.S. market share(1) of 11.7 percent reflected an increase of 50 bps from 11.2 percent in the same period in 2021.
Shipments
The increase in North America shipments on an IFRS basis in the six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was mainly due to strong demand for the all-new Wagoneer/Grand Wagoneer, mid-cycle refresh of Jeep Compass, all-new Jeep Grand Cherokee L and Chrysler Pacifica, partially offset by lower volumes of Ram pickups, Dodge Durango and discontinuation of the prior generation of Grand Cherokee.
Net revenues
The increase in North America Net revenues on an IFRS basis in the six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 is primarily due to higher volumes, strong net pricing, favorable vehicle mix and positive foreign exchange translation effects.

_______________________________________________________________________________________________________________________________________________
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Unione Nazionale Rappresentanti Autoveicoli Esteri (UNRAE), Ward’s Automotive) and internal information

Adjusted operating income
The following chart reflects the change in North America Adjusted operating income by operational driver for the six months ended June 30, 2022 compared to the same period in 2021 Pro Forma.
________________________________________________________________________________________________________________________________________________
*Change in dealer stock +€2.0 billion
The increase in North America Adjusted operating income in the six months ended June 30, 2022 compared to the same period in 2021 Pro Forma was driven by higher Net revenues, including non-repeat of reduction in dealer stock levels in the prior period, and favorable foreign exchange translation and transaction effects, partially offset by increased raw materials and logistics costs.

Enlarged Europe

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021		2021	2022 vs. 2021 Pro Forma
1,362	1,651	(17.5)%	Shipments (thousands of units)	1,664	(18.1)%
€31,319	€31,708	(1.2)%	Net revenues (€ million)	€32,040	(2.3)%
€3,267	€2,878	13.5%	Adjusted operating income (€ million)	€2,829	15.5%
10.4%	9.1%	+130 bps	Adjusted operating income margin (%)	8.8%	+160 bps
The Company's market share(1) in the EU30 for the six months ended June 30, 2022, decreased 190 bps to 21.2 percent from 23.1 percent in the same period in 2021.
Shipments
Shipments in Enlarged Europe decreased on an IFRS basis in the six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, despite demand for all-new Peugeot 308, Fiat Professional Scudo and DS4 which was more than offset by the impact of increased unfilled semiconductor orders in the six months ended June 30, 2022.
_______________________________________________________________________________________________________________________________________________
(1) EU30 = EU27 (excluding Malta) + Iceland + Norway+ Switzerland + UK. Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Unione Nazionale Rappresentanti Autoveicoli Esteri (UNRAE), Ward’s Automotive) and internal information

Net revenues
Favorable net pricing, improved vehicle mix, primarily related to an increase in BEVs and PHEVs, and lower volumes with buyback commitments, was more than offset by reduced new vehicle volumes resulting in a decrease in Enlarged Europe Net revenues on an IFRS basis in the six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021.
Adjusted operating income
The following chart reflects the change in Enlarged Europe Adjusted operating income by operational driver for the six months ended June 30, 2022 compared to the same period in 2021 Pro Forma.
________________________________________________________________________________________________________________________________________________
*Change in dealer stock +€0.3 billion
The increase in Enlarged Europe Adjusted operating income in the six months ended June 30, 2022 compared to the same period in 2021 Pro Forma was primarily due to positive net pricing, favorable vehicle mix, cost containment actions and lower buyback volumes, partially offset by higher raw material and energy costs.

Middle East & Africa

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021		2021	2022 vs. 2021 Pro Forma
199	198	0.5%	Combined shipments (thousands of units)	200	(0.5)%
138	137	0.7%	Consolidated shipments (thousands of units)	138	—%
€3,039	€2,511	21.0%	Net revenues (€ million)	€2,547	19.3%
€472	€256	84.4%	Adjusted operating income (€ million)	€247	91.1%
15.5%	10.2%	+530 bps	Adjusted operating income margin (%)	9.7%	+580 bps

The Company's market share(1) in the Middle East & Africa for the six months ended June 30, 2022, increased 20 bps to 11.9 percent from 11.7 percent in the same period in 2021.

Shipments
The consolidated shipments in Middle East & Africa on an IFRS basis were flat in the six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, with higher volumes of the all-new Jeep Grand Cherokee L and Citroën C4, as well as Opel Mokka and Peugeot 3008 and 208, offset by impact of increased unfilled semiconductor orders in the six months ended June 30, 2022.
Net revenues
The increase in Middle East & Africa Net revenues on an IFRS basis in the six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to higher net pricing, including pricing actions for Turkish lira devaluation and improved vehicle mix, partially offset by negative foreign exchange translation effects, mainly from Turkish lira.

_______________________________________________________________________________________________________________________________________________
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Unione Nazionale Rappresentanti Autoveicoli Esteri (UNRAE), Ward’s Automotive) and internal information

Adjusted operating income
The following chart reflects the change in Middle East & Africa Adjusted operating income by operational driver for the six months ended June 30, 2022 compared to the same period in 2021 Pro Forma.
The increase in Middle East & Africa Adjusted operating income in the six months ended June 30, 2022 compared to the same period in 2021 Pro Forma was mainly due to increased Net revenues, partially offset by negative foreign exchange transaction and translation effects.

South America

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021		2021	2022 vs. 2021 Pro Forma
403	405	(0.5)%	Shipments (thousands of units)	424	(5.0)%
€7,233	€4,751	52.2%	Net revenues (€ million)	€4,936	46.5%
€1,002	€317	216.1%	Adjusted operating income (€ million)	€326	207.4%
13.9%	6.7%	+720 bps	Adjusted operating income margin (%)	6.6%	+730 bps
The Company's market share(1) in South America for the six months ended June 30, 2022 is in line with in the same period in 2021 at 23.5 percent. The Company's market share in Brazil and Argentina for the six months ended June 30, 2022 increased 200 bps to 33.6 percent from 31.6 percent and increased 600 bps to 33.7 percent from 27.7 percent, respectively, compared to the corresponding period in 2021.
Shipments
Shipments in South America decreased on an IFRS basis in the six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021, with strong demand for the all-new Fiat Pulse, as well as Peugeot 208 and Jeep Compass more than offset by impact of increased unfilled semiconductor orders in the six months ended June 30, 2022.

_______________________________________________________________________________________________________________________________________________
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Unione Nazionale Rappresentanti Autoveicoli Esteri (UNRAE), Ward’s Automotive) and internal information

Net revenues
The increase in South America Net revenues on an IFRS basis in the six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was mainly due to very strong net pricing, favorable vehicle mix and positive foreign exchange translation effects, mainly Brazilian Real, partially offset by lower volumes.

Adjusted operating income
The following chart reflects the change in South America Adjusted operating income by operational driver for the six months ended June 30, 2022 compared to the same period in 2021 Pro Forma.

The increase in South America Adjusted operating income in the six months ended June 30, 2022 compared to the same period in 2021 Pro Forma was primarily due to higher Net revenues and favorable foreign exchange translation and transaction effects, more than offsetting higher raw materials and logistics costs.

China and India & Asia Pacific

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021		2021	2022 vs. 2021 Pro Forma
100	99	1.0%	Combined shipments (thousands of units)	102	(2.0)%
62	59	5.1%	Consolidated shipments (thousands of units)	61	1.6%
€2,152	€1,830	17.6%	Net revenues (€ million)	€1,883	14.3%
€289	€208	38.9%	Adjusted operating income (€ million)	€206	40.3%
13.4%	11.4%	+200 bps	Adjusted operating income margin (%)	10.9%	+250 bps

In China we manufactured and distributed various Jeep models through our 50 percent owned GAC-Stellantis JV. In January 2022, we announced a plan to increase our shareholding with GAC-Stellantis JV from 50 percent to 75 percent. Due to lack of progress in the previously announced plan for Stellantis to take a majority share in the GAC-Stellantis JV, Stellantis intends to cooperate with GAC Group in an orderly termination of the joint venture. Stellantis will focus on distributing imported vehicles for the Jeep brand in China through an asset-light approach. We also locally manufacture vehicles under the Dongfeng Peugeot and Dongfeng Citroën brands in China through the 50 percent owned DPCA JV, based in Wuhan. DPCS markets the vehicles produced by DPCA in China. Until June 2020, vehicles under the DS brand were manufactured and marketed in China through CAPSA, a 50 percent joint venture between PSA and the Changan group. After the sale of the 50 percent stake by PSA in June 2020, Shenzhen Baoneng Motor Co. Ltd continues to manufacture DS vehicles for the Company.
The results of these joint ventures are accounted for using the equity method, with recognition of our share of the net result of the joint venture in the line item “Share of the profit of equity method investees” within the Consolidated Income Statement. We fully impaired the equity method investment in GAC-Stellantis JV at June 30, 2022. Refer to Note 2 - Scope of consolidation in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional information.
We also produce the Jeep Compass and Jeep Meridian in India through our joint operation with FIAPL and we recognize our related interest in the joint operation on a line by line basis.
Shipments distributed by our consolidated subsidiaries, which include vehicles produced by FIAPL, are reported in both consolidated and combined shipments. Shipments of the GAC-Stellantis JV and DPCA JV are not included in consolidated shipments and are only in combined shipments.
Shipments
The increase in China and India & Asia Pacific consolidated shipments on an IFRS basis in the six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to the increased demand for Jeep Compass.
Net revenues
The increase in China and India & Asia Pacific Net revenues on an IFRS basis in the six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to favorable foreign exchange translation effects, positive net pricing and vehicle line mix.
Adjusted operating income
The increase in China and India & Asia Pacific Adjusted operating income in the six months ended June 30, 2022 compared to the same period in 2021 Pro Forma was mainly driven by favorable net pricing and vehicle mix, primarily related to Ram 1500 and Jeep brand vehicles, partially offset by unfavorable market mix.

Maserati

				Pro Forma
Six months ended June 30,		Increase/(Decrease)		Six months ended June 30,	Increase/(Decrease)
2022	2021	2022 vs. 2021		2021	2022 vs. 2021 Pro Forma
10.2	10.8	(5.6)%	Shipments (thousands of units)	10.8	(5.6)%
€941	€867	8.5%	Net revenues (€ million)	€885	6.3%
€62	€42	47.6%	Adjusted operating income (€ million)	€29	113.8%
6.6%	4.8%	+180 bps	Adjusted operating income margin (%)	3.3%	+330 bps

Shipments
The decrease in Maserati shipments on an IFRS basis in the six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to reduced Ghibli volumes particularly in China, partially offset by demand for the all-new MC20.
Net revenues
The increase in Maserati Net revenues on an IFRS basis in the six months ended June 30, 2022 compared to the IFRS and Pro Forma basis for the corresponding period in 2021 was primarily due to positive model mix driven by all-new MC20 Model Year 2022 pricing actions and favorable foreign exchange both in U.S. Dollar and Chinese Renmimbi more than offsetting lower volumes, mainly in China.
Adjusted operating income
The increase in Maserati Adjusted operating income in the six months ended June 30, 2022 compared to the same period in 2021 Pro Forma was mainly due to higher net pricing, favorable vehicle mix, driven by all-new MC20, and positive foreign exchange transaction effects, partially offset by increased depreciation and amortization for new vehicle launches.

Liquidity and Capital Resources

Available Liquidity
The following table summarizes our total Available liquidity:

(€ million)	At June 30, 2022
Cash, cash equivalents and financial securities(1)	€48,134
Undrawn committed credit lines	12,880
Cash, cash equivalents and financial securities - included within Assets held for sale	—
Total Available liquidity(2)	€61,014
of which: Available liquidity of the Industrial Activities	€59,728

(€ million)	At December 31, 2021
Cash, cash equivalents and financial securities(1)	€51,128
Undrawn committed credit lines	12,810
Cash, cash equivalents and financial securities - included within Assets held for sale	—
Total Available liquidity (2)	€63,938
of which: Available liquidity of the Industrial Activities	€62,706
________________________________________________________________________________________________________________________________________________
(1) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable)
(2) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, (and in particular in Argentina, in which we have €856 million cash at the end of June 2022) we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above
The Available liquidity of the Industrial Activities at June 30, 2022, decreased €3.0 billion from December 31, 2021 primarily due to the repayment of €6.3 billion Intesa San Paolo credit facility and the payment of €3.3 billion dividends, partially offset by the positive free cash flow of the period, a €1.0 billion note issuance in April and favorable currency translation effect.
Our available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Moreover, we tend to operate with negative working capital as we generally receive payment for vehicles within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, in periods in which our vehicle shipments decline materially we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers for components purchased in a high volume environment during a period in which we receive lower proceeds from vehicle shipments. Plant shutdowns, whether associated with model year changeovers, or other factors such as temporary supplier interruptions or government-imposed restrictions, such as we have experienced in response to the COVID-19 pandemic, can have a significant negative impact on our revenues and working capital as we continue to pay suppliers while we do not receive proceeds from vehicle sales. Refer to the section — Cash Flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in Euro and U.S. Dollar, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and financial securities available at June 30, 2022, €20.3 billion, or 42 percent (€29.7 billion, or 58 percent at December 31, 2021), were denominated in Euro and €21.4 billion, or 44 percent (€15.5 billion, or 30 percent at December 31, 2021), were denominated in U.S. Dollar.

At June 30, 2022, undrawn committed credit lines of €12.9 billion include the syndicated revolving credit facility (“RCF”) of €12.0 billion, signed in 2021 with a group of relationship banks. The RCF is available for use in general corporate purposes, is structured in two tranches: €6.0 billion, with a 3 year tenor, and €6.0 billion, with a 5 year tenor, each tranche benefiting from two further extension options, each of 1-year. In June 2022, the first 1-year extension option has been exercised. Current maturities are July 6, 2025 and July 6, 2027 respectively for the two tranches.
Euro Medium Term Note Programme Notes
On April 1, 2022, the Company issued €1.0 billion principal amount of 2.750 percent notes due April 1, 2032, under the €30 billion Euro Medium Term Note Programme. All the notes were rated Baa3 by Moody’s Investors Service, BBB by Standard & Poor’s and BBB- by Fitch.
Refer to Note 14 - Debt within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional information.
Intesa Sanpaolo Credit Facility
On January 28, 2022, Stellantis announced the early repayment of the €6.3 billion credit facility entered in June 2020 with Intesa Sanpaolo and maturity in March 2023. The facility was structured to support the restart and transformation of Italy’s automotive sector after the COVID-19 outbreak by providing liquidity to the Company’s business in Italy and to its Italian suppliers.
Ratings

On March 11, 2022, Moody’s affirmed Stellantis rating at “Baa3” and changed outlook to Positive.

On March 18, 2022, S&P upgraded the long-term Issuer rating and Senior Unsecured Debt rating of Stellantis N.V. from “BBB -” to “BBB”, with the outlook on all ratings stable. The short-term credit rating was upgraded from “A-3” to “A-2”.

Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for the six months ended June 30, 2022 and 2021. Refer to the Semi-Annual Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2022 and 2021 included elsewhere in this Semi-Annual Report for additional detail.

	Six months ended June 30,
(€ million)	2022	2021
Net cash from (used in) operating activities of continuing operations	€9,843	€5,615
Net cash from (used in) operating activities of discontinued operations	—	—
Net cash from (used in) investing activities of continuing operations	(4,666)	16,924
Net cash from (used in) investing activities of discontinued operations	—	(3,117)
Net cash from (used in) financing activities of continuing operations	(10,088)	(1,801)
Net cash from (used in) financing activities of discontinued operations	—	—
Effects of changes in exchange rates	1,637	298
Increase (decrease) in cash	(3,274)	17,919
Net cash and cash equivalents at beginning of period	49,629	22,893
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	€46,355	€40,812

Operating Activities
For the six months ended June 30, 2022, cash used in operating activities was the result of Net profit from continuing operations of €7,960 million primarily adjusted: (1) to add back €3,225 million for depreciation and amortization expense, (2) a €142 million change in deferred taxes (3) a €1,400 million net increase in provisions, primarily due to accruals for CAFE penalty rates and restructuring and (4) for the negative effect of the change in working capital of €2,801 million, which includes (i) an increase of €3,607 million in inventories reflecting seasonal trend and increases in raw materials and components costs and safety stock, as well as, an increase in new vehicle inventory levels, (ii) an increase of €1,348 million in trade receivables mainly due to seasonality and some reduction in level of factoring, (iii) changes in other receivables and payables with a net absorption of €874 million primarily related to changes in indirect tax positions in North America and Enlarged Europe and payment of prior years variable compensation to employees, partially offset by (iv) an increase of €3,028 million in trade payables primarily reflecting higher volumes and different mix of production in May-June 2022 as compared to November-December 2021 as well as increased costs of raw materials and components.
For the six months ended June 30, 2021, cash used in operating activities was the result of Net profit from continuing operations of €5,800 million primarily adjusted: (1) to add back €2,647 million for depreciation and amortization expense, (2) a €206 million change in deferred taxes (3) a €2,440 million net decrease in provisions, primarily due to a decrease in incentive accrual in North America, and (4) for the negative effect of the change in working capital of €765 million, which includes (i) a decrease of €2,736 million in trade payables across all regions, primarily due to lower level of production in May and June 2021 as compared to November and December 2020, (ii) a decrease of €1,055 million in inventories reflecting higher demand and containment actions, and (iii) other changes with an overall benefit of €920 million mainly due to increase in tax payables.
Investing Activities
For the six months ended June 30, 2022, cash used in investing activities was primarily the result of (1) €3,963 million of investment in properties, plant and equipment and intangible assets, including €1,444 million of capitalized development expenditures, (2) €446 million decrease in payables related to the investments in properties, plant and equipment and intangible assets, and (3) an increase in receivables from financing activities of €319 million, which was mainly attributable to increased retail financing of Stellantis Financial Services U.S. and dealer financing in Brazil.
For the six months ended June 30, 2021, cash used in investing activities was primarily the result of (1) €4,623 million of investment in properties, plant and equipment and intangible assets, including €1,484 million of capitalized development expenditures, (2) €368 million decrease in payables related to the investments in properties, plant and equipment and intangible assets, and (3) an increase in receivables from financing activities of €560 million, which was mainly attributable to higher volumes of dealer financing and factoring in Brazil. Investing activities reports the amount of cash and cash equivalents of FCA at the date of the merger of €22,514 million as well as the reduction of €3,117 million in cash and cash equivalents held by Faurecia at loss of control.
Financing Activities
For the six months ended June 30, 2022, cash flows from financing activities resulted primarily from (1) the repayment of €6,300 million Intesa San Paolo credit facility and (2) payment of dividends of €3,260 million, partially offset by (3) €1,000 million of proceeds from a Medium Term Note issuance.
For the six months ended June 30, 2021, cash flows from financing activities resulted primarily from the distribution to Shareholders of €4,199 million, including €2,897 million for an extraordinary distribution to FCA shareholders, €1,000 million ordinary dividend distribution to Stellantis shareholders and €302 million distributed in cash as part of the Faurecia distribution. These were partially offset by issuance of notes under the EMTN Program of €3.75 billion net of repayments.

Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in our Semi-Annual Condensed Consolidated Statement of Cash Flows, to Industrial free cash flows for the six months ended June 30, 2022 and 2021 Pro Forma:

	Six months ended June 30,
(€ million)	2022	2021
Cash flows from operating activities	€9,843	€5,615
Less: Cash flows from operating activities - discontinued operations	—	—
Cash flows from operating activities - continuing operations	9,843	5,615
Less: Operating activities not attributable to industrial activities	129	(22)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	4,388	4,982
Add: Proceeds from disposal of assets other changes in investing activities	251	100
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	293	141
Add: Net intercompany payments between continuing operations and discontinued operations	—	—
Add: Defined benefit pension contributions, net of tax	35	36
Industrial free cash flows	€5,319	650
Add: FCA Industrial free cash flows, January 1 - 16, 2021	n.a.	(1,813)
Pro Forma Industrial free cash flows	n.a.	€(1,163)
____________________________________________________________________________________________________
n.a. = not applicable

Industrial net financial position

	At June 30, 2022			At December 31, 2021
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Third parties debt (Principal)	€(27,220)	€(24,933)	€(2,287)	€(32,456)	€(29,994)	€(2,462)
Capital market(1)	(19,232)	(18,755)	(477)	(17,920)	(17,475)	(445)
Bank debt	(3,676)	(2,859)	(817)	(10,567)	(9,442)	(1,125)
Other debt(2)	(1,747)	(772)	(975)	(1,483)	(608)	(875)
Lease liabilities	(2,565)	(2,547)	(18)	(2,486)	(2,469)	(17)
Accrued interest and other adjustments(3)	(944)	(917)	(27)	(1,126)	(1,118)	(8)
Debt with third parties	(28,164)	(25,850)	(2,314)	(33,582)	(31,112)	(2,470)
Intercompany, net(4)	—	631	(631)	—	123	(123)
Current financial receivables from jointly-controlled financial services companies(5)	332	332	—	103	103	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies	(27,832)	(24,887)	(2,945)	(33,479)	(30,886)	(2,593)
Derivative financial assets/(liabilities), net of collateral deposits(6)	14	3	11	(9)	(10)	1
Financial securities(7)	1,779	1,660	119	1,499	1,370	129
Cash and cash equivalents	46,355	45,278	1,077	49,629	48,616	1,013
Net financial position	€20,316	€22,054	€(1,738)	€17,640	€19,090	€(1,450)
Industrial net financial position		€22,054			€19,090
________________________________________________________________________________________________________________________________________________
(1) Includes notes issued under the Medium Term Programme, or MTN Programme, and other notes for €18,270 million at June 30, 2022 (€16,990 million at December 31, 2021), Schuldschein for €485 million (€485 million at December 31, 2021) and other financial instruments issued in financial markets, mainly from South America financial services companies for €477 million (€445 million at December 31, 2021)
(2) Includes asset-backed financing, i.e. sales of receivables for which de-recognition is not allowed under IFRS, and debt for securitizations programs, for €1,158 million at June 30, 2022 (€993 million at December 31, 2021)
(3) Includes adjustments for purchase accounting and net (accrued)/deferred interest and other amortizing cost adjustments
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€686 million at June 30, 2022 and €550 million at December 31, 2021) and industrial activities entities' financial payables due to financial services entities (€55 million at June 30, 2022 and €427 million at December 31, 2021)
(5) Financial receivables due from FCA Bank and from the BPF JVs with Group Santander Consumer Finance and with BNP Paribas Personal Finance
(6) Fair value of derivative financial instruments (net negative €23 million at June 30, 2022 and net negative €42 million at December 31, 2021) and collateral deposits (€37 million at June 30, 2022 and €32 million at December 31, 2021)
(7) Excludes certain financial securities held pursuant to applicable regulations (€332 million at June 30, 2022 and €354 million at December 31, 2021) and non-liquid equity investments (€224 million at June 30, 2022 and €191 million at December 31, 2021) and other non-liquid securities (€180 million at June 30, 2022 and €173 million at December 31, 2021)

The €3.0 billion difference in Industrial net financial position at June 30, 2022, as compared to the amount at December 30, 2021, primarily reflect the €5.3 billion free cash flow of the period and a positive translation effect of €1.0 billion, partially offset by a €3.3 billion dividend distribution.

Important events during the six months ended June 30, 2022
In January 2022, we announced a plan to increase our shareholding with GAC-Stellantis JV from 50 percent to 75 percent. Due to lack of progress in the previously announced plan for Stellantis to take a majority share in GAC-Stellantis JV, Stellantis intends to cooperate with GAC Group in an orderly termination of the joint venture. Stellantis will focus on distributing imported vehicles for the Jeep brand in China through an asset-light approach. As a result, Stellantis has fully impaired the equity method investment in GAC-Stellantis JV of €126 million. In addition, impairments were recognized for the loans granted to GAC-Stellantis JV of €106 million, €48 million related to trade receivables, as well as, €16 million primarily related to capitalized development expenditures. These amounts are recognized in Results from equity method investments.
On January 28, 2022, Stellantis announced the early repayment of its €6.3 billion credit facility entered in June 2020 with Intesa Sanpaolo. The facility was structured to support the restart and transformation of Italy’s automotive sector after the COVID-19 outbreak by providing liquidity to the Company’s business in Italy and to its Italian suppliers.
On February 25, 2022, Stellantis announced an ordinary dividend distribution of €1.04 per common share corresponding to a total distribution of approximately €3.3 billion, approved by the Annual General Meeting of Shareholders (AGM) on April 13, 2022 and paid on April 29, 2022.
On March 1, 2022, Stellantis presented its long-term strategic plan, Dare Forward 2030. Refer to Dare Forward 2030 Strategic Plan section for further details.
On March 16, 2022, Stellantis announced the launch of its first venture capital fund with the creation of Stellantis Ventures. The fund will initially invest €300 million in early and later-stage startup companies developing innovative, customer-centric technologies that could be deployed within the automotive and mobility sector.
On March 23, 2022, Stellantis announced that it will support Automotive Cells Company’s (“ACC”) growth plans as it intends to build a third production site transforming Stellantis’ existing Termoli (Italy) plant into a new electric vehicle battery facility and finalized the agreement to add Mercedes-Benz AG as a new, equal partner with TotalEnergies/Saft and Stellantis. The partners have also committed to increase ACC’s total industrial capacity to at least 120 gigawatt hours (GWh) by 2030 and to scale up development and production of next-generation high-performance battery cells and modules.
To further strengthen our battery supplies we have entered into new agreements, on March 23, 2022, Stellantis and LG Energy Solution announced their plan to invest over $5 billion CAD (€3.7 billion) in a joint venture for Canada’s first large scale lithium-ion battery production plant, which will be built in Windsor, Canada. Furthermore, on May 24, 2022, Stellantis announced its plan to invest over $2.5 billion (€2.4 billion) together with Samsung SDI Co., LTD in a joint venture for a lithium-ion battery production plant in Kokomo, Indiana, U.S. These agreements are subject to customary closing conditions, including regulatory approvals.
On April 1, 2022, Stellantis announced the signing of binding agreements with BNP Paribas Personal Finance (“BNPP PF”), Crédit Agricole Consumer Finance (“CACF”) and Santander Consumer Finance (“SCF”) aimed at better organizing its current financial services platform in Europe. These agreements support the financial services commitment which is part of Dare Forward 2030, and aim at creating a multi-brand operational leasing company in which Stellantis and CACF each hold a 50 percent interest, resulting from the combination of the Leasys and Free2move lease businesses, in order to become a European leader, with a fleet target of around 1 million vehicles in 2026. In addition, these agreements aim to reorganize the financing activities through joint ventures set up with BNPP PF or SCF in each country to manage financing activities for all Stellantis brands. Furthermore, on April 13, 2022, Stellantis announced PSA Finance Nederland (PFN), a fully owned financing subsidiary of BPF (Banque PSA Finance), and DPCA have entered into an equity transfer agreement with Dongfeng Group, on the basis of which their respective shares in the JV Dongfeng Peugeot Citroën Auto Finance Company (DPCAFC) will be sold to Dongfeng Group. The transactions are expected to be completed by the first half of 2023 subject to regulatory approvals including from relevant authorities and market regulators.
On April 19, 2022, Stellantis suspended its manufacturing operations in the joint venture assembly plant in Kaluga (Russia) to ensure full compliance with all cross sanctions and to protect its employees.

On May 3, 2022, Stellantis announced Free2move signed an agreement to acquire car sharing company Share Now, a joint venture formed by Mercedes-Benz Mobility Group and BMW Group in 2019. Refer to Note 22 - Subsequent events in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report.
Stellantis announced an additional partnership and expanded an existing partnership for strengthening supplies of low-carbon lithium hydroxide. On June 2, 2022, Stellantis announced the signing of a binding offtake agreement with Controlled Thermal Resources Ltd. (CTR) for CTR to supply battery grade lithium hydroxide for use in Stellantis’ North American electrified vehicle production. On June 24, 2022, Stellantis announced a €50 million (A$76 million) equity investment in Vulcan Energy Resources Ltd. and an extension of the original binding offtake agreement signed in November 2021 for supply in Europe from 5 years to 10 years. The equity investment will go towards Vulcan’s planned production expansion drilling in its producing Upper Rhine Valley Brine Field (URVBF). These are subject to customary closing conditions, including regulatory approvals.

Risks and Uncertainties
Except as noted below, the Company believes that the risks and uncertainties identified for the six months ended June 30, 2022 are in line with the main risks and uncertainties to which the Company is exposed and that were identified and discussed in the section Risk Management-Risk Factors in the Company's Annual Report and Form 20-F for the year ended December 31, 2021 filed with the SEC and AFM on February 25, 2022, (the “Annual Report”). Those risks and uncertainties should be read in conjunction with this Semi-Annual Report.
The third sentence of the third paragraph of the risk factor titled “Our business may be adversely affected by global financial markets, general economic conditions, enforcement of government incentive programs, and geopolitical volatility as well as other macro developments over which we have little or no control.” is hereby deleted and replaced in its entirety with the following:
“For example, although we have not experienced a direct material impact on our business, financial condition or results of operations from the ongoing Russia-Ukraine military conflict, we have been significantly impacted by the global economic conditions that have followed, including substantially increased energy and commodity prices and other costs. The long term impacts of the conflict remain uncertain.”

GUIDANCE AND OUTLOOK
2022 STELLANTIS GUIDANCE

Adjusted Operating Income Margin	Double-Digit
Industrial Free Cash Flows	Positive
Assumes economic and COVID-19 conditions remain substantially unchanged
2022 Industry Outlook*
•North America: -8 percent, reduced from Stable y-o-y, primarily due to slowdown in U.S.;
•Enlarged Europe: -12 percent, reduced from -2 percent y-o-y, mainly due to slowdown in EU30(1);
•Middle East & Africa: Stable, unchanged;
•South America: Stable, reduced from +3 percent y-o-y, mainly due to slowdown in Brazil;
•India & Asia Pacific: +5 percent, unchanged; and
•China: Stable, unchanged.
Source: China State Information Center (SIC), S&P Global, Ward's Automotive and Company estimates
(1) EU27 (excluding Malta), Iceland, Norway, Switzerland and UK
*2022 Industry Outlook changed for NA, EE and SA compared to outlook provided on May 5, 2022

DARE FORWARD 2030 STRATEGIC PLAN
On March 1, 2022, Stellantis’ Chief Executive Officer Carlos Tavares presented the Company’s Dare Forward 2030 Strategic Plan, which included the following four core targets to be achieved by 2030:
1.Reducing our carbon emissions footprint by half versus 2021 metrics on the path to achieving carbon net zero emissions in 2038
2.Reaching 100 percent of passenger car battery electric vehicles (BEV) sales mix in Europe and 50 percent passenger car and light-duty truck BEV sales mix in the United States
3.Achieving the number one position in customer satisfaction for our products and services in every market
4.Double Net revenues (versus 2021) while transforming our business models and sustaining double-digit Adjusted operating income (AOI) margins throughout the entire plan period
The following are the key elements of Dare Forward 2030:
Foundation
Diversity, operational excellence, house of iconic brands, and a thoughtful product portfolio are Stellantis’‘second to none’ differentiators propelling the Company forward.
•Achieve 100 percent of the €5 billion annual cash merger synergies target by the end of 2024
•Maintain break-even point at less than 50 percent of 2021 consolidated shipments
•Global BEV sales of five million units in 2030
•Lead industry with more than 75 BEVs, including the Jeep brand’s first-ever 100 percent battery-electric SUV launching in early 2023, followed by the Ram Promaster BEV later in 2023 and the Ram 1500 BEV pickup truck in 2024
•Specific U.S. product offensive of more than 25 all-new BEVs
•New car revenues from premium and luxury vehicle segments to increase fourfold from 2021
Tech
Stellantis’ ambition is to embrace breakthrough ideas to offer innovative, clean, safe and affordable mobility.
•Confirmed EV Day (July 2021) and Software Day (Dec 2021) commitments
•Increase planned battery capacity by 140 gigawatt-hours (GWh) to approximately 400 GWh
•Expand hydrogen fuel cell technology to large vans in 2024; first U.S. offering in 2025; further expands to heavy-duty trucks
•With Waymo, pave the way for sustainable “Delivery as a Service”

Care
Ethical responsibility is at the core of Stellantis to ensure a sustainable future of mobility for our customers, our employees, and our planet.
•50 percent carbon emissions reduction by 2030, compared with 2021 metrics, on the way to carbon net zero by 2038
•Target top rankings for customer satisfaction across products and services
•Women to hold at least 35 percent of leadership roles
•Double the number of leaders with profit and loss responsibility
•Roll out Software and Data and Electric academies to support transformation
Value
Stellantis’ ambition is to be ‘second to none’ in value creation for all stakeholders while unleashing an entrepreneurial mindset.
•Reach one-third of global sales online in 2030; launch a global digital marketplace offering customers a seamless journey through the entire Stellantis galaxy of products and services
•More autonomy to seven accretive businesses: mobility, financial services, pre-owned cars, aftermarket, data as-a-service, circular economy, commercial vehicles
•Leadership in commercial vehicle market powered by 26 new vehicle launches and electric offerings in all segments, including the Ram 1500 BEV pickup truck to be launched in 2024
•More than 25 percent of global Net revenues coming from regions outside Enlarged Europe and North America
•China: Plan for asset-light business model to reduce fixed costs and limit exposure to geopolitical risk.
Financials
Stellantis will manage the transition period toward electrification while delivering double-digit AOI margins and maximizing shareholder value.
•Net revenues to double to €300 billion by 2030 while sustaining double-digit AOI margins through the entire plan period
•Generate more than €20 billion in Industrial free cash flows in 2030
•Target a 25-30 percent dividend payout ratio through 2025 and the repurchase of up to 5 percent of outstanding common shares

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2022

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Six months ended June 30,
	Note	2022	2021
Net revenues	3	€87,999	€72,610
Cost of revenues		69,865	58,301
Selling, general and other costs		4,460	4,550
Research and development costs		2,547	2,046
Gains/(losses) on disposal of investments		31	2
Restructuring costs	13	838	371
Operating income		10,320	7,344
Net financial expenses	4	431	217
Profit before taxes		9,889	7,127
Tax expense	5	1,985	1,729
Share of the profit of equity method investees		56	402
Net profit from continuing operations		7,960	5,800
Profit from discontinued operations, net of tax	2	—	990
Net profit		€7,960	€6,790

Net profit attributable to:
Owners of the parent		€7,960	€6,780
Non-controlling interests		—	10
		€7,960	€6,790

Net profit from continuing operations attributable to:
Owners of the parent		€7,960	€5,790
Non-controlling interests		—	10
		€7,960	€5,800

Earnings per share:	20
Basic earnings per share		€2.54	€2.17
Diluted earnings per share		€2.47	€2.11

Earnings per share from continuing operations:	20
Basic earnings per share		€2.54	€1.85
Diluted earnings per share		€2.47	€1.81

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)
(Unaudited)

		Six months ended June 30,
	Note	2022	2021
Consolidated profit for the period		€7,960	€6,790

Fair value remeasurement of cash flow hedges		(490)	410
of which, reclassified to the income statement		(206)	16
of which, recognized in equity during the period		(284)	394
Gains and losses from remeasurement of financial assets		(9)	—
of which, reclassified to the income statement		—	—
of which, recognized in equity during the period		(9)	—
Exchange differences on translating foreign operations		3,677	450
Income tax (expense) benefit		88	(108)
Share of Other comprehensive income of equity method investments		(6)	(9)
Items related to discontinued operations		—	—
Amounts to be potentially reclassified to profit or loss	19	3,260	743
Actuarial gains and losses on defined benefit pension obligations		1,507	1,533
Income tax (expense) benefit		(375)	(373)
Share of Other comprehensive income for equity method investees		(2)	6
Items related to discontinued operations		—	—
Amounts not to be reclassified to profit or loss	19	1,130	1,166

TOTAL CONSOLIDATED COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		€12,350	€8,699
of which, attributable to equity holders of the parent		12,346	8,687
of which, attributable to non-controlling interests		4	12

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At June 30, 2022	At December 31, 2021
Assets
Goodwill and intangible assets with indefinite useful lives	6	€32,115	€29,921
Other intangible assets		18,223	16,635
Property, plant and equipment		37,192	35,488
Equity method investments		6,129	6,022
Non-current financial assets	8	586	607
Other non-current assets and prepaid expenses	7	6,467	6,266
Deferred tax assets		1,888	1,927
Tax receivables		127	105
Total Non-current assets		102,727	96,971
Inventories	9	15,722	11,361
Assets sold with a buy-back commitment		2,295	2,134
Trade receivables		4,395	2,998
Tax receivables		252	285
Other current assets and prepaid expenses	7	7,727	6,362
Current financial assets	8	2,450	1,903
Cash and cash equivalents		46,355	49,629
Assets held for sale		303	123
Total Current assets		79,499	74,795
Total Assets		€182,226	€171,766
Equity and liabilities
Equity	19
Equity attributable to owners of the parent		€65,219	€55,907
Non-controlling interests		404	400
Total Equity		65,623	56,307
Liabilities
Long-term debt	14	20,229	22,624
Other non-current financial liabilities		—	6
Other non-current liabilities	15	7,960	7,696
Non-current provisions	13	8,150	7,270
Employee benefits liabilities	12	7,038	8,065
Tax liabilities		712	567
Deferred tax liabilities		4,745	4,374
Total Non-current liabilities		48,834	50,602
Short-term debt and current portion of long-term debt	14	7,935	10,958
Current provisions	13	11,433	9,909
Employee benefits liabilities	12	623	684
Trade payables		31,448	28,181
Tax liabilities		632	546
Other liabilities	15	15,612	14,439
Other current financial liabilities		60	89
Liabilities held for sale		26	51
Total Current liabilities		67,769	64,857
Total Equity and liabilities		€182,226	€171,766

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Six months ended June 30,
	Note	2022	2021

Consolidated profit from continuing operations		€7,960	€5,800
Adjustments for non-cash items:
depreciation and amortization		3,225	2,647
(gains) losses on disposals		7	36
change in deferred taxes		(142)	206
other non-cash items		185	(377)
Change in provisions		1,400	(2,440)
Result of equity method investments net of dividends received		84	117
Other changes		—	—
Change in carrying amount of leased vehicles		(75)	391
Changes in working capital	10	(2,801)	(765)
Net cash from (used in) operating activities of discontinued operations		—	—
Net cash from (used in) operating activities		9,843	5,615
Proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies		107	(3)
Acquisitions of consolidated subsidiaries and equity method and other investments		(194)	(137)
Cash and cash equivalents of FCA at the Merger		—	22,514
Proceeds from disposals of property, plant and equipment and intangible assets		74	53
Investments in property, plant and equipment and intangible assets		(3,963)	(4,623)
Change in amounts payable on property, plant and equipment and intangible assets		(446)	(368)
Net change in receivables from financing activities		(319)	(560)
Other changes		75	48
Net cash from (used in) investing activities of discontinued operations		—	(3,117)
Net cash from (used in) investing activities		(4,666)	13,807
Distributions paid:
to Stellantis shareholders		(3,260)	(4,199)
to non-controlling shareholders of subsidiaries		—	—
Proceeds from issuance of shares		—	242
(Purchases) sales of treasury shares		1	(2)
Changes in short-term debt and other financial assets and liabilities	14	(1,012)	(313)
Changes in long-term debt	14	(5,631)	2,513
Change in securities		(212)	—
Other changes		26	(42)
Net cash from (used in) financing activities of discontinued operations		—	—
Net cash from (used in) financing activities		(10,088)	(1,801)
Effect of changes in exchange rates		1,637	298
Increase (decrease) in cash from held for sale		—	—
Increase (decrease) in cash		(3,274)	17,919
Net cash and cash equivalents at beginning of period		49,629	22,893
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD		€46,355	€40,812

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

	Attributable to the Owners of the parent
	Share capital(1)	Retained earnings excluding revaluations	Cash flow hedges	Remeasurement of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulati ve share of OCI of equity method investees	Equity - Attribu table to Owners of the parent	Non-controlling interests	Total equity
At December 31, 2020	€20	€22,141	€74	—	€271	€(1,162)	€(51)	€21,293	€2,580	€23,873
Other comprehensive income	—	—	301	—	1,161	448	(3)	1,907	2	1,909
Net profit	—	6,780	—	—	—	—	—	6,780	10	6,790
Total Other comprehensive income	—	6,780	301	—	1,161	448	(3)	8,687	12	8,699
Merger	11	19,826	—	—	—	—	—	19,837	59	19,896
Faurecia loss of control and distribution	—	(2,883)	—	—	—	118	—	(2,765)	(2,457)	(5,222)
Distributions (not dividends)	—	(1,000)	—	—	—	—	—	(1,000)	—	(1,000)
Share-based compensation	—	123	—	—	—	—	—	123	—	123
Other changes(2)	—	204	(47)	—	—	—	—	157	212	369
At June 30, 2021	€31	45,191	€328	€—	€1,432	€(596)	€(54)	€46,332	€406	€46,738
____________________________________________________________________________________________________
(1) In accordance with IFRS 3 - Business Combinations, as applied to a reverse acquisition, the share capital of Stellantis reflects the share capital of the legal acquirer, FCA N.V. with the difference between share capital of the legal acquirer and the accounting acquirer, PSA, being aggregated and shown as part of retained earnings and other reserves
(2) Includes primarily the impact of the reduction in ownership of ARAMIS upon an IPO resulting in €178 million recognized as an increase in non-controlling interest and €121 million recognized as additional retained earnings. Includes also €47 million deferred net hedging gains transferred to inventory, net of tax

	Attributable to the Owners of the parent
	Share capital	Retained earnings excluding revaluations	Cash flow hedges	Remeasurement of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulati ve share of OCI of equity method investees	Equity - Attribu table to Owners of the parent	Non-controlling interests	Total equity
At December 31, 2021	€31	€52,776	€199	€6	€2,030	€956	€(91)	€55,907	€400	€56,307
Other comprehensive income	—	—	(402)	(9)	1,133	3,672	(8)	4,386	4	4,390
Net profit	—	7,960	—	—	—	—	—	7,960	—	7,960
Total Other comprehensive income	—	7,960	(402)	(9)	1,133	3,672	(8)	12,346	4	12,350
Distributions	—	(3,353)	—	—	—	—	—	(3,353)	—	(3,353)
Share-based compensation	—	74	—	—	—	—	—	74	—	74
Other changes(1)	—	237	8	—	—	—	—	245	—	245
At June 30, 2022	€31	€57,694	€(195)	€(3)	€3,163	€4,628	€(99)	€65,219	€404	€65,623
________________________________________________________________________________________________________________________________________________
(1) Includes the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentine Peso, from July 1, 2018. Also includes €8 million deferred net hedging gains transferred to inventory, net of tax

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of preparation
On January 16, 2021, Peugeot S.A. (“PSA”) merged with and into Fiat Chrysler Automobiles N.V. (“FCA N.V.”), with FCA N.V. as the surviving company in the merger (the “merger”). On January 17, 2021, the members of the board of directors were appointed, the Stellantis articles of association became effective and the combined company was renamed Stellantis N.V. On this date, the Stellantis management and board of directors collectively obtained the power and ability to control the assets, liabilities and operations of both FCA and PSA. As such, under IFRS 3, Business Combinations, January 17, 2021 is the acquisition date for the business combination. Stellantis N.V. was established as a public limited liability company (naamloze vennootschap), organized in the Netherlands, as the parent of Stellantis with its principal executive offices located at Taurusavenue 1, 2132 LS, Hoofddorp, the Netherlands.
In 2021, the merger was accounted for by Stellantis using the acquisition method of accounting in accordance with IFRS 3, which requires the identification of the acquirer and the acquiree for accounting purposes. Based on the assessment of the indicators under IFRS 3 and consideration of all pertinent facts and circumstances, management determined that PSA was the acquirer for accounting purposes and as such, the merger has been accounted for as a reverse acquisition. As a result, the acquisition method of accounting has been applied and the assets and liabilities of FCA have been recorded at their respective fair values, with limited exceptions as permitted by IFRS 3. The results of FCA are included from the acquisition date.
Authorization of Semi-Annual Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
The accompanying Semi-Annual Condensed Consolidated Financial Statements together with the notes thereto (the “Semi-Annual Condensed Consolidated Financial Statements”) were authorized for issuance on July 29, 2022 and have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union(1). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Semi-Annual Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2021 furnished to the SEC on February 25, 2022 (the “Consolidated Financial Statements at December 31, 2021”), which are available on the Company’s corporate website at www.stellantis.com. The accounting policies are consistent with those used at December 31, 2021, except as described in the section — New standards and amendments effective from January 1, 2022 below.

________________________________________________________________________________________________________________________________________________
(1) There is no effect on these Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union

Basis of preparation
The Semi-Annual Consolidated Financial Statements are prepared under the historical cost method, modified for the measurement of certain financial instruments as required, as well as on a going concern basis. In this respect, the Company’s assessment is that no material uncertainties (as defined in IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Semi-Annual Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Company's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Company, refer to Note 2 - Basis of preparation - Use of estimates in the Consolidated Financial Statements at December 31, 2021.
New standards and amendments effective from January 1, 2022
The following amendments and interpretations, which were effective from January 1, 2022, were adopted by the Company. The adoption of these amendments did not have a material impact on the Semi-Annual Condensed Consolidated Financial Statements.
•In May 2020, the IASB issued Annual Improvements to IFRSs 2018-2020, which includes amendments to the following standards: updating a reference in IFRS 3 - Business Combinations to the Conceptual Framework for Financial Reporting; in IAS 16 - Property, Plant and Equipment, prohibiting the deduction of amounts received from selling items produced whilst preparing the asset for its intended use from the cost of property, plant and equipment; in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, specifying what costs are to be included when assessing whether a contract will be loss-making; and minor amendments to IFRS 1 - First-time Adoption of International Financial Reporting Standards, IFRS 9 - Financial Instruments, IAS 41 - Agriculture and the Illustrative Examples accompanying IFRS 16 - Leases.
New standards and amendments not yet effective
•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which affects the requirements in IAS 1 for the presentation of liabilities, including clarifying one of the criteria for classifying a liability as non-current. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier adoption permitted. In July 2020, the IASB deferred the effective date of this amendment to January 1, 2023. We are currently evaluating the impact of adoption.
•In June 2020, the IASB issued amendments to IFRS 17 - Insurance Contracts aimed at helping companies implement the standard and making it easier for them to explain their financial performance. The fundamental principles introduced when the Board first issued IFRS 17 in May 2017 remain unaffected. The amendments, which respond to feedback from stakeholders, are designed to: reduce costs by simplifying some requirements in the Standard; make financial performance easier to explain; and ease transition by deferring the effective date of the Standard to 2023 and by providing additional relief to reduce the effort required when applying IFRS 17 for the first time. We are currently evaluating the impact of adoption.
•In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Change in Accounting Estimates and Errors. The amendments to IAS 1 require companies to disclose their material accounting policies rather than their significant accounting policies, including providing guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments to IAS 8 clarify how companies should distinguish change in accounting policies from changes in accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. We are currently evaluating the impact of adoption.

•In May 2021, the IASB issued targeted amendments to IAS 12, the IFRS Standard on income taxes, to specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations—transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. We are currently evaluating the impact of adoption.
•In December 2021, the IASB issued a narrow-scope amendment to the transition requirements in IFRS 17 Insurance Contracts, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of the new Standard. The amendment relates to insurers’ transition to the new Standard only - it does not affect any other requirements in IFRS 17.
Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the six months ended June 30, 2022	At June 30, 2022	At December 31, 2021	For the six months ended June 30, 2021	At June 30, 2021
U.S. Dollar (USD)	1.094	1.039	1.133	1.205	1.188
Argentine Peso (ARS)(1)	130.060	130.060	116.360	113.755	113.755
Brazilian Real (BRL)	5.556	5.484	6.320	6.484	5.926
Canadian Dollar (CAD)	1.391	1.343	1.439	1.504	1.472
Swiss Franc (CHF)	1.032	0.996	1.033	1.094	1.098
Chinese Renminbi (CNY)	7.082	6.962	7.195	7.797	7.674
Turkish Lira (TRY)(2)	17.386	17.386	15.100	10.334	10.334
Czech Koruna (CZK)	24.639	24.739	24.858	25.861	25.488
Pound Sterling (GBP)	0.842	0.858	0.840	0.868	0.858
Mexican Peso (MXN)	22.171	20.964	23.144	24.317	23.578
Polish Zloty (PLN)	4.635	4.681	4.599	4.539	4.521
Japanese Yen (JPY)	134.234	141.540	130.380	129.805	131.430
________________________________________________________________________________________________________________________________________________
(1) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentinian Peso as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Insituto Nacional de Estadistica y Censos de la Republica Argentina
(2) From April 1, 2022, Turkey’s economy was considered to be hyperinflationary. Transactions after January 1, 2022 for entities with the Turkish Lira as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Turkish Statistical Institute

2. Scope of consolidation
Russia & Ukraine Crisis
In response to the on-going Russia-Ukraine conflict, various governments around the world have applied economic, trade and financial sanctions against Russia.
In Russia, we have a joint venture assembly plant, accounted for as a joint operation, as well as, national sales companies. In March 2022, the import and export of vehicles to and from Russia were suspended by Stellantis. In April 2022, operations at the joint venture assembly plant were suspended. In Ukraine, we have a national sales company. Our activities in Russia and Ukraine are not material to our net assets, financial position or results of operations.

Acquisition
In order to strengthen our used car business which is one of our long term strategic priorities, on January 31, 2022, Stellantis announced it had acquired control through the purchase of 60 percent of Stimcar Holding, a company dedicated to the refurbishment of used vehicles. The total consideration was €58 million, of which €43 million was paid in cash on closing, and €15 million recognized as contingent consideration. As a result of the preliminary purchase accounting, the Company has recognized preliminary goodwill of €53 million, which is allocated to the Enlarged Europe reporting segment. The amounts reported above are provisional and could be subject to further adjustment during the one-year measurement period, in accordance with IFRS 3.
Disposal
On April 8, 2022, Stellantis announced the sale of its 25 percent stake in GEFCO S.A. (“GEFCO”), which was previously reported as an equity method investment.
Held for sale
During the six months ended June 30, 2022, the equity method investment of €149 million in Dongfeng Peugeot Citroën Auto Finance Company Ltd (DPCA Finco) met the criteria to be classified as held for sale under IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations". DPCA Finco is a financial services company in China proving financing solutions for Peugeot and Citroën branded vehicles in China. In April 2022, the Company announced the sale of DPCA Finco to Dongfeng Motor Group Ltd with closing of the transaction expected during the six months ended December 31, 2022, subject to regulatory approvals and other customary closing conditions.
GAC-Stellantis JV
In January 2022, Stellantis announced a plan to increase its shareholding with GAC-Stellantis JV from 50 percent to 75 percent. Due to lack of progress in the previously announced plan for Stellantis to take a majority share in GAC-Stellantis JV, Stellantis intends to cooperate with GAC Group in an orderly termination of the joint venture. Stellantis will focus on distributing imported vehicles for the Jeep brand in China through an asset-light approach. As a result, Stellantis has fully impaired the equity method investment in GAC-Stellantis JV of €126 million. In addition, impairments were recognized for the loans granted to GAC-Stellantis JV of €106 million, €48 million related to trade receivables, as well as, €16 million primarily related to capitalized development expenditures. These amounts are recognized in Results from equity method investments.

3. Net revenues
Net revenues were as follows:

	Six months ended June 30,
	2022	2021
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€85,223	€69,818
Other services provided	1,756	2,091
Construction contract revenues	361	303
Lease installments from assets sold with a buy-back commitment	421	328
Interest income of financial services activities	238	70
Total Net revenues	€87,999	€72,610

Six months ended June 30, 2022	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€41,854	€30,073	€3,021	€7,037	€2,128	€921	€189	€85,223
Other services provided	587	780	18	196	22	22	131	1,756
Construction contract revenues	—	—	—	—	—	—	361	361
Revenues from goods and services	42,441	30,853	3,039	7,233	2,150	943	681	87,340

Lease installments from assets sold with a buy-back commitment	1	422	—	—	—	—	(2)	421
Interest income from financial services activities	—	—	—	—	—	—	238	238
Total Net revenues	€42,442	€31,275	€3,039	€7,233	€2,150	€943	€917	€87,999

Six months ended June 30, 2021	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€29,405	€30,516	€2,468	€4,551	€1,786	€837	€255	€69,818
Other services provided	1,003	670	41	191	40	26	120	2,091
Construction contract revenues	—	—	—	—	—	—	303	303
Revenues from goods and services	30,408	31,186	2,509	4,742	1,826	863	678	72,212

Lease installments from assets sold with a buy-back commitment	12	317	2	—	(3)	—	—	328
Interest income from financial services activities	—	—	—	—	—	—	70	70
Total Net revenues	€30,420	€31,503	€2,511	€4,742	€1,823	€863	€748	€72,610

4. Net financial expenses
The following table summarizes the Company’s financial income and expenses included within Net financial expenses:

	Six months ended June 30,
	2022	2021
	(€ million)
Interest income and other financial income	€190	€69

Financial expenses:
Interest expense and other financial expenses	343	173
Interest on lease liabilities	32	27
Write-down of financial assets	7	—
Net interest expense on employee benefits provisions	78	79
Total Financial expenses	460	279
Net expenses from derivative financial instruments and exchange rate differences	161	7
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	621	286

Net financial expenses	€431	€217
Net financial expenses for the six months ended June 30, 2022, include €107 million losses (€29 million losses for the six months ended June 30, 2021) on the net monetary position of entities whose functional currency is the currency of hyperinflationary economies primarily for the Turkish Lira, beginning from January 1, 2022.

5. Tax expense
Tax expense was as follows:

	Six months ended June 30,
	2022	2021
	(€ million)
Current tax expense	€1,980	€1,403
Deferred tax expense	6	158
Tax (benefit)/expense relating to prior periods	(1)	168
Total Tax expense	€1,985	€1,729

The effective tax rate was 20.1 percent and 24.3 percent for the six months ended June 30, 2022 and 2021, respectively.
The decrease in the effective tax rate during the six months ended June 30, 2022, compared to the corresponding period in 2021, is primarily related to the deferred tax asset adjustments in the UK and Germany as a result of the merger in 2021 along with increased tax benefits in the U.S. and Argentina in the six months ended June 30, 2022. This is partially offset by additional U.S. earnings taxed at approximately 24 percent blended U.S. corporate and state statutory tax rate.
In February 2022, the French Tax Authorities granted a ruling to Stellantis confirming that €9 billion of former French tax losses existing as of December 31, 2020 (of which approximately €0.9 billion was utilized during 2021 to offset current taxes) were transferred to the Stellantis NV French permanent establishment as a result of the merger. At June 30, 2022, tax loss carry forwards, related to the French tax losses, of €593 million tax effected were unrecognized (€581 million tax effected as at December 31, 2021).

6. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at June 30, 2022 and at December 31, 2021 are summarized below:

	At June 30, 2022	At December 31, 2021
	(€ million)
Goodwill	€15,539	€14,375
Other intangible assets with indefinite useful lives	16,576	15,546
Total Goodwill and intangible assets with indefinite useful lives	€32,115	€29,921
At June 30, 2022, goodwill amounted to €15,539 million, with gross value of €15,623 million and accumulated impairment losses of €84 million. During the six months ended June 30, 2022, an impairment of €45 million was recognized as a result of termination of operations of a subsidiary in South America.
At December 31, 2021, goodwill amounted to €14,375 million, with gross value of €14,415 million and accumulated impairment losses of €40 million.
The increase during the six months ended June 30, 2022 primarily related to currency translation impacts due to the revaluation of the U.S. Dollar against the Euro.

7. Other assets and prepaid expenses
Other assets and prepaid expenses consisted of the following:

	At June 30, 2022			At December 31, 2021
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Receivables from financing activities	€2,525	€1,557	€4,082	€2,296	€1,347	€3,643
Other receivables	3,385	2,077	5,462	2,679	2,122	4,801
Defined benefit plan assets	—	2,395	2,395	—	2,423	2,423
Derivative operating assets	697	147	844	641	114	755
Prepaid expenses and other	1,120	291	1,411	746	260	1,006
Total other assets and prepaid expenses	€7,727	€6,467	€14,194	€6,362	€6,266	€12,628
The increase in Other receivables at June 30, 2022, is primarily due to an increase in indirect taxes in Brazil, mainly driven by exchange rates, and in Mexico.
Transfer of financial assets
At June 30, 2022, the Company had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IFRS 9, Financial Instruments, amounting to €12,935 million (€12,509 million at December 31, 2021), of which 54 percent at June 30, 2022 (57 percent at December 31, 2021), mainly due from the sales network, were transferred to financing companies in partnership with Santander, BNP Paribas and Crédit Agricole.
Other receivables
During 2017, the Brazilian Supreme Court ruled that the state value added tax should be excluded from the basis for calculating a federal tax on revenue. The Brazilian government appealed this decision, and in May 2021, the Brazilian Supreme Court rendered a final and definitive decision confirming the 2017 decision. Certain of Stellantis’ companies in Brazil had previously filed individual lawsuits on this matter.
During the six months ended June 30, 2021, as a result of the Supreme Court ruling, the previously recognized provision of €149 million related to PSA was no longer considered probable and was reversed.

In addition, as of December 31, 2021 other receivables of €113 million of which €87 million were recognized within Net revenues (€73 million during the six months ended June 30, 2021) and €26 million within Net financial results for previously paid amounts that have not yet been recovered as these amounts are now virtually certain.

The Company also expects to recognize approximately additional €47 million of previously paid taxes pending full resolution of these related cases.
During the six months ended June 30, 2022, deposits of €144 million were released and received. The remaining amount of approximately €68 million is recorded within Other receivables.

8. Financial assets

	At June 30, 2022			At December 31, 2021
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Derivative financial assets	€27	€10	€37	€53	€—	€53
Financial securities measured at fair value through other comprehensive income	123	38	161	67	38	105
Financial securities measured at fair value through profit or loss	691	346	1,037	629	378	1,007
Financial securities measured at amortized cost	1,284	33	1,317	1,087	29	1,116
Financial receivables	323	107	430	65	117	182
Collateral deposits(1)	2	52	54	2	45	47
Total financial assets	€2,450	€586	€3,036	€1,903	€607	€2,510
_______________________________________________________________________________________________________________________________________________________________________
(1) Collateral deposits are held in connection with derivative transactions and debt obligations
In 2021, Credit Suisse Asset Management suspended redemptions and subscriptions of certain supply chain finance funds, which the Company holds a position in, and approved the commencement of the liquidation process of the funds. The Company received cash proceeds of approximately 67 percent of its investment during 2021, with no further proceeds received during the six months ended June 30, 2022. The remaining position of €137 million as of June 30, 2022 is expected to be fully collectible, as it is a fully insured fund.

9. Inventories

	At June 30, 2022	At December 31, 2021
	(€ million)
Finished goods and goods for resale	€6,374	€5,144
Work-in-progress, raw materials and manufacturing supplies	9,075	6,019
Amount due from customers for contract work	273	198
Total Inventories	€15,722	€11,361

Construction contracts, net asset/(liability) relate to the design and production of industrial automation systems and related products and is summarized as follows:

	At June 30, 2022	At December 31, 2021
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€920	€696
Less: Progress billings	702	552
Construction contracts, net asset/(liability)	218	144
Construction contract assets	273	198
Less: Construction contract liabilities (Note 15)	55	54
Construction contracts, net asset/(liability)	€218	€144
10. Working capital

	Six months ended June 30,
	2022	2021
	(€ million)
Decrease/(increase) in inventories	€(3,607)	€1,055
Decrease/(increase) in trade receivables	(1,348)	(4)
(Decrease)/increase in trade payables	3,028	(2,736)
Other changes	(874)	920
Total change in working capital	€(2,801)	€(765)

The change in working capital of €2,801 million includes (i) an increase of €3,607 million in inventories reflecting seasonal trend and increases in raw materials and components costs and safety stock, as well as, an increase in new vehicle inventory levels, (ii) an increase of €1,348 million in trade receivables mainly due to seasonality and some reduction in level of factoring, (iii) changes in other receivables and payables with a net absorption of €874 million primarily related to changes in indirect tax positions in North America and Enlarged Europe and payment of prior years variable compensation to employees, partially offset by (iv) an increase of €3,028 million in trade payables primarily reflecting higher volumes and different mix of production in May-June 2022 as compared to November-December 2021 as well as increased costs of raw materials and components.

11. Share-based compensation
2021-2023 Long Term Incentive Plan
At the General Meeting of Shareholders in April 2021, shareholders approved the Company’s framework equity incentive plan under which the 2021-2023 Long-Term Incentive Plan (“2021-2023 LTIP”) operates.
The PSU awards, which represent the right to receive Stellantis common shares, have certain performance targets which are settled independently of each other. Of the total PSU awards, 40 percent are expected to vest based on certain market performance conditions (“PSU TSR awards”) covering an approximate three year performance period from January 18, 2021 (the date of the completion of the merger) to December 31, 2023, with a payout scale ranging from 0 percent to 200 percent. Of the total PSU awards, 40 percent are expected to vest based on the Company’s targets for the achievement of synergies less implementation costs (“PSU Synergies”), following the completion of the merger, covering an approximate three year period from January 18, 2021 to December 31, 2023, with a payout scale ranging from 0 percent to 100 percent. 10 percent of the PSU awards are expected to vest based on the achievement of certain regulatory emissions compliance targets (“PSU Compliance”) in the years ending December 31, 2021, 2022 and 2023. The remaining 10 percent of the PSU awards are expected to vest based on the achievement of certain vehicle nameplate electrification targets (“PSU Electrification”), covering an approximate three-year period from January 18, 2021 to December 31, 2023, with a payout scale ranging from 0 percent to 100 percent. Accordingly, the total number of shares that are expected to be issued could vary from the original award of approximately 7.3 million units during 2021. If the performance goals for the respective periods are met, the PSU awards are expected to vest in one tranche in the second quarter of 2024.
The RSU awards (“2021 RSU awards”), which represents the right to receive Stellantis common shares, are expected to vest in the second and fourth quarters of 2024.
The fair values of the PSU Synergies, PSU Compliance, PSU Electrification and the RSU awards were measured using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these PSU and RSU awards do not have the right to receive ordinary dividends prior to vesting. The fair value of the PSU TSR awards were calculated using a Monte Carlo Simulation.
Other Restricted Share Unit Grants
During the six months ended June 30, 2022, the Company awarded approximately 0.1 million RSU awards to certain key employees of the Company, which represents the right to receive Stellantis common shares. These are expected to vest in between 2023 to 2025, in accordance with the award agreements. The fair values of these RSU awards were measured using the Stellantis share price on the grant date, adjusted for expected dividends at a constant yield as these awards do not have the right to receive ordinary dividends prior to vesting.
Share-based payment plans issued by the former FCA
As a result of the merger, each outstanding legacy FCA PSU award, and each outstanding legacy FCA RSU award has been replaced by Stellantis RSU awards (“replacement Stellantis RSU awards”), which will continue to be governed by the same terms and conditions, including service-based vesting terms. Both the legacy FCA PSU Adjusted EBIT and legacy FCA PSU TSR awards were deemed to be satisfied at target upon conversion to Stellantis RSU awards. On completion of the merger 24.3 million replacement Stellantis RSU awards were granted.
In line with the guidance in IFRS 2 - Share-based payment and IFRS 3 - Business combinations, the fair value of the Stellantis RSU awards was determined based on the FCA share price as of January 15, 2021, with a portion of this fair value included in the consideration transferred, which has been determined by multiplying the fair value of the original FCA awards as of January 15, 2021 by the portion of the requisite service period that elapsed prior to the merger divided by the total service period. The remaining portion of the fair value is expected to be recognized within the Stellantis income statement over the remaining vesting term.
The replacement Stellantis RSU awards, which represents the right to receive Stellantis common shares are expected to vest in 2023 in accordance with the award agreements.

Share-based payment plans issued by former PSA
As a result of the merger, each outstanding legacy PSA PSU award has been replaced by Stellantis RSU awards (“replacement Stellantis RSU awards”), which will continue to be governed by the same terms and conditions, including service-based vesting terms. The legacy PSA PSU awards were deemed to be either totally or partially satisfied upon conversion into Stellantis RSU awards. Refer below for further details regarding the conversion of the awards to Stellantis RSU awards.
2018 performance share plan
In 2018, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. In light of the objectives, half of the shares vested in April 2021 with the remaining portion vested in April 2022. On completion of the merger 4.1 million replacement Stellantis RSU awards were granted, in respect of this plan, with an additional 0.2 million granted for the equal distribution of Faurecia.
2019 performance share plan
In 2019, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. In light of the objectives, the shares are vested in two equal parts with one part vested in May 2022 and the remaining part expected to be vested in May 2023. On completion of the merger 4.3 million replacement Stellantis RSU awards were granted, in respect of this plan, with an additional 0.3 million granted for the equal distribution of Faurecia.
2020 performance share plan
In 2020, a performance share plan was established. The allocation of performance shares was subject to a condition of service within PSA at the end of the vesting period. The shares are expected vest in May 2023. On completion of the merger 4.6 million replacement Stellantis RSU awards were granted, in respect of this plan, with an additional 0.3 million granted for the equal for distribution of Faurecia.
Share-based payment expense
Including previously granted awards, total expense of approximately €84 million was recorded for the PSU and RSU awards for the six months ended June 30, 2022. Total expense of approximately €117 million was recorded for the PSU and RSU awards for the six months ended June 30, 2021.
The total number of PSU and RSU awards outstanding at June 30, 2022 was approximately 8 million and approximately 21 million respectively.

12. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At June 30, 2022			At December 31, 2021
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€113	€3,481	€3,594	€129	€4,045	€4,174
Health care and life insurance plans	138	1,808	1,946	126	2,132	2,258
Other post-employment benefits	58	877	935	66	1,090	1,156
Other provisions for employees	314	872	1,186	363	798	1,161
Total Employee benefits liabilities	€623	€7,038	€7,661	€684	€8,065	€8,749

The U.S. and Canada Pension Plans, representing the largest portion of the Company’s pension benefits as of June 30, 2022, were remeasured at this date resulting in a decrease in the net liability of approximately €554 million due to increases in the discount rate, partially offset by negative asset returns.
During the six months ended June 30, 2022, a curtailment gain of €82 million relating to pension plans in Enlarged Europe was partially offset by a curtailment loss of €74 million relating to pension plans in North America, both of which resulted from workforce reductions in the respective regions.
Pension and OPEB costs included in the Semi-Annual Condensed Consolidated Income Statement were as follows:

	Six months ended June 30,
	2022		2021
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€115	€32	€131	€32
Interest expense	401	43	347	36
Interest (income)	(368)	(2)	(300)	(1)
Other administrative costs	40	—	38	—
Total	€188	€73	€216	€67
Total defined benefit contributions of €45 million were made primarily to the plans in Canada and the UK during the six months ended June 30, 2022.

13. Provisions

	At June 30, 2022			At December 31, 2021
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€4,068	€5,004	€9,072	€3,461	€4,761	€8,222
Sales incentives	2,884	—	2,884	3,008	—	3,008
Restructuring	847	770	1,617	647	529	1,176
Legal proceedings and disputes	536	694	1,230	456	608	1,064
Commercial risks	2,190	651	2,841	1,441	292	1,733
Other risks	908	1,031	1,939	896	1,080	1,976
Total Provisions	€11,433	€8,150	€19,583	€9,909	€7,270	€17,179
During the six months ended June 30, 2022, a total provision of €562 million was recognized in Product warranty and recall campaigns which related to an extension of a recall of Takata airbags in Enlarged Europe, Middle East & Africa and South America.
During the six months ended June 30, 2022, €838 million was recognized for restructuring costs, primarily related to workforce reduction mainly in Enlarged Europe, North America and South America (refer to Note 21 - Segment reporting for additional information).
Corporate Average Fuel Economy (“CAFE”) standards
The increase in the Commercial risks as at June 30, 2022, is primarily related to the incremental provision of €660 million as a result of the issuance of the final rule by the National Highway Traffic Safety Administration (“NHTSA”) in March 2022. Refer to Note 18 - Guarantees granted, commitments and contingent liabilities for additional information.

14. Debt

	At June 30, 2022			At December 31, 2021
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€3,699	€15,942	€19,641	€1,782	€16,711	€18,493
Borrowings from banks	2,046	1,638	3,684	7,697	3,114	10,811
Asset-backed financing	561	600	1,161	420	573	993
Lease liabilities	626	1,940	2,566	431	2,055	2,486
Other debt	1,003	109	1,112	628	171	799
Total Debt	€7,935	€20,229	€28,164	€10,958	€22,624	€33,582

Euro Medium Term Note Programme Notes
Certain notes issued by Stellantis are governed by the terms and conditions of the Medium Term Note (“MTN”) Programme (previously known as the Global Medium Term Note Programme, or “GMTN” Programme). A maximum of €30 billion is allowed to be issued under this program. Notes under the MTN Programme were also issued, or otherwise guaranteed, by FCA N.V., the predecessor of Stellantis N.V. From time to time, Stellantis N.V. may buy back notes in the market that had been issued under this program. Such buybacks, if made, depend upon market conditions, the Company's financial situation and other factors which could affect such decisions.
Notes issued under the MTN Programme impose covenants on the issuer and, in certain cases, on Stellantis N.V. as guarantor, which include: (i) negative pledge clauses which require that in the case that any security interest upon assets of the issuer and/or Stellantis N.V. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or Stellantis N.V.; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by Stellantis' main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes.
On April 1, 2022, the Company issued €1.0 billion principal amount of 2.750 percent notes due April 1, 2032, under the €30 billion Euro Medium Term Note Programme. All the notes were rated Baa3 by Moody’s Investors Service, BBB by Standard & Poor’s and BBB- by Fitch.
Undrawn committed credit lines
At June 30, 2022, undrawn committed credit lines of €12.9 billion include the syndicated revolving credit facility (“RCF”) of €12.0 billion, signed in 2021 with a group of relationship banks. The RCF is available for use in general corporate purposes, is structured in two tranches: €6.0 billion, with a 3 year tenor, and €6.0 billion, with a 5 year tenor, each tranche benefiting from two further extension options, each of 1-year. In June 2022, the first 1-year extension option has been exercised. Current maturities are July 6, 2025 and July 6, 2027 respectively for the two tranches.
Intesa Sanpaolo Credit Facility
On January 28, 2022, Stellantis announced the early repayment of the €6.3 billion credit facility entered in June 2020 with Intesa Sanpaolo and maturity in March 2023. The facility was structured to support the restart and transformation of Italy’s automotive sector after the COVID-19 outbreak by providing liquidity to the Company’s business in Italy and to its Italian suppliers.

15. Other liabilities
Other liabilities consisted of the following:

	At June 30, 2022			At December 31, 2021
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for buy-back agreements	€3,179	€4,758	€7,937	€3,027	€4,736	€7,763
Accrued expenses and deferred income	3,690	160	3,850	2,690	117	2,807
Indirect tax payables	1,718	23	1,741	1,625	118	1,743
Payables to personnel	2,097	6	2,103	2,736	13	2,749
Social security payables	640	17	657	647	19	666
Construction contract liabilities (Note 9)	55	—	55	54	—	54
Service contract liabilities	926	2,355	3,281	940	2,188	3,128
Derivatives operating liability	759	365	1,124	374	132	506
Other	2,548	276	2,824	2,346	373	2,719
Total Other liabilities	€15,612	€7,960	€23,572	€14,439	€7,696	€22,135

16. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2022 and December 31, 2021:

	At June 30, 2022				At December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Financial securities and equity instruments measured at FVOCI	€127	€21	€13	€161	€71	€21	€13	€105
Financial securities and equity instruments measured at FVPL	910	—	127	1,037	878	—	129	1,007
Derivative financial assets	3	33	1	37	5	48	—	53
Derivative operating assets	—	844	—	844	—	754	1	755
Collateral deposits	52	—	2	54	32	—	15	47
Receivables from financing activities	—	—	386	386	—	—	252	252
Trade receivables	—	3	—	3	—	5	—	5
Other receivables	1	121	141	263	2	218	134	354
Investment held for sale	22	—	—	22	49	—	—	49
Money market securities	18,452	671	13	19,136	24,732	298	12	25,042
Total Assets	€19,567	€1,693	€683	€21,943	€25,769	€1,344	€556	€27,669
Derivative financial liabilities	—	60	—	60	—	93	2	95
Derivative operating liabilities	1	1,091	32	1,124	—	497	9	506
Total Liabilities	€1	€1,151	€32	€1,184	€—	€590	€11	€601
In order to manage the Company’s foreign currency risk related to its investments, the Company enters into hedges of a net investment in a foreign operation, in particular foreign currency swaps and forward contracts. For the six months ended June 30, 2022, losses of €13 million related to the hedges of a net investment in foreign operation were recognized in Other comprehensive loss within currency translation differences. There was no ineffectiveness for the six months ended June 30, 2022.

For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
The fair value of derivative financial assets and liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment, as described below:
•the fair value of forward contracts, swaps and options hedging currency risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, exchange rates, interest rates and volatility rates);
•the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;
•the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and
•the fair value of swaps and options hedging commodity price risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).
The fair value of money market securities is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
The fair value of Other receivables is classified in Level 3 of the fair value hierarchy and has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates.
For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Six months ended June 30, 2022
	Money market securities	Receivables from financing activities	Financial securities	Derivative assets/(liabilities)	Collateral deposits	Other receivables
		(€ million)
At January 1	€12	€252	€142	€(11)	€15	€134
Change in scope	—	—	—	—	—	—
Gains/(losses) recognized in Consolidated Income Statement	—	—	2	1	—	12
Gains/(losses) recognized in Other comprehensive income/(loss)	—	—	—	(22)	—	(7)
Issues/(Settlements)	—	134	—	—	—	—
Purchases/(Sales)	1	—	(4)	1	—	2
Transfer (from)/to level 3	—	—	—	—	(13)	—
At June 30	€13	€386	€140	€(31)	€2	€141

	Six months ended June 30, 2021
	Money market securities	Collateral deposits	Receivables from financing activities	Financial securities	Derivative assets/(liabilities)	Other receivables

At January 1	€—	€—	€—	€110	€—	€386
Change in scope	—	—	473	28	—	63
Gains/(losses) recognized in Consolidated Income Statement	—	—	—	—	26	16
Gains/(losses) recognized in Other comprehensive income/(loss)	—	—	—	—	—	16
Issues/(Settlements)	—	—	(56)	(60)	2	111
Purchases/(Sales)	—	—	—	—	—	28
At June 30	€—	€—	€417	€78	€28	€620
The gains/(losses) included in the Semi-Annual Condensed Consolidated Income Statement during the six months ended June 30, 2022 and 2021 were recognized within Cost of revenues. Gains/(losses) recognized in Other comprehensive income/(loss) during the six months ended June 30, 2022 and 2021 were included within Cash flow hedge reserve within Equity in the Semi-Annual Condensed Consolidated Statement of Financial Position.
Assets and liabilities not measured at fair value on recurring basis
The carrying value of debt securities measured at amortized cost, financial receivables, current receivables and payables is a reasonable approximation of fair value as the present value of future cash flows does not differ significantly from the carrying amount.
The carrying value of Cash at banks and Other cash equivalents usually approximate fair value due to the short maturity of these instruments.

The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At June 30, 2022		At December 31, 2021
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,263	€1,259	€1,247	€1,244
Retail financing		1,684	1,694	1,438	1,444
Finance leases		7	7	5	5
Other receivables from financing activities		740	717	701	701
Total Receivables from financing activities(1)	7	€3,694	€3,677	€3,391	€3,394

Notes		€19,641	€17,744	€18,493	€18,790
Borrowings from banks & Other debt		4,795	4,724	11,610	11,573
Asset-backed financing		1,161	1,161	993	993
Total Debt, excluding Lease liabilities	14	€25,597	€23,629	€31,096	€31,356
________________________________________________________________________________________________________________________________________________
(1) Amounts exclude receivables measured at FVPL

The fair value of Receivables from financing activities, which are categorized within Level 3 of the fair value hierarchy, has been estimated with discounted cash flows models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized within Level 2. At June 30, 2022, €17,280 million and €464 million of Notes were categorized within Level 1 and Level 2, respectively. At December 31, 2021, €18,286 million and €504 million of Notes were categorized within Level 1 and Level 2, respectively.
The fair value of Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Company’s non-performance risk implied in quoted prices of traded securities issued by the Company and existing credit derivatives on Company liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is categorized in Level 3. At June 30, 2022, €4,195 million and €524 million of Borrowings from banks and Other Debt were categorized within Level 2 and Level 3, respectively. At December 31, 2021, €11,105 million and €468 million of Borrowings from banks and Other Debt were categorized within Level 2 and Level 3, respectively.

17. Related party transactions
Related parties of the Company are entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also included associates, joint ventures and unconsolidated subsidiaries of the Company, members of the Stellantis Board of Directors, executives with strategic responsibilities and certain members of their families. Related parties included companies belonging to Exor N.V. (“Exor”), which included Ferrari N.V., CNH Industrial N.V. (“CNHI”) and Iveco Group N.V. ("Iveco"), which was spun-off from CNHI effective January 1, 2022.

Transactions carried out by Stellantis with its related parties are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved, and primarily relate to:
•the purchase of engines and engine components for Maserati vehicles from Ferrari N.V.;
•the purchase of powertrain components for light commercial vehicles from Iveco;
•the sale of powertrain and other components to the companies of CNHI;
•the provision of services (accounting, payroll, tax administration, information technology and security) to the companies of CNHI and Iveco;
•the sale of vehicles to the leasing and renting subsidiaries of the joint ventures FCA Bank and Koç Fiat Kredi and to the joint ventures with Santander and BNP Paribas;
•the purchase of light commercial vehicles and passenger cars from the joint venture Tofas;
•the provision of services and the sale of goods to the GAC-Stellantis JV and to Dongfeng Peugeot Citroën Automobiles;
•The purchases of goods and services from GEFCO. Refer to Note 2 - Scope of consolidation for additional information on the disposal;
•the purchase of vehicles from, the provision of services and the sale of goods to the joint operation Fiat India Automobiles Private Limited; and
•the Jeep brand sponsorship of Juventus Football Club (a subsidiary of Exor).
The amounts for transactions with related parties recognized in the Semi-Annual Condensed Consolidated Income Statement were as follows:

	Six months ended June 30,
	2022				2021
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses
	(€ million)
Joint arrangements and associates	€4,447	€1,480	€49	€(2)	€4,338	€2,310	€12	€13
CNHI	27	—	—	—	184	144	1	—
Ferrari	10	42	—	—	15	52	—	—
Iveco	104	15	—	—	—	—	—	—

Assets and liabilities from transactions with related parties were as follows:

	At June 30, 2022				At December 31, 2021
	Trade and other receivables	Trade payables and Other liabilities	Asset-backed financing	Debt (1)	Trade and other receivables	Trade payables and Other liabilities	Asset-backed financing	Debt (1)
	(€ million)
Joint arrangements and associates	€1,012	€856	€182	€129	€681	€1,272	€121	€114
CNHI	38	1	—	—	29	12	—	—
Ferrari	11	19	—	—	11	23	—	—
Iveco	—	18	—	—	—	—	—	—
____________________________________________________________________________________________________
(1) Related to Debt excluding Asset-backed financing, refer to Note 14 - Debt.

18. Guarantees granted, commitments and contingent liabilities
Litigation
Takata airbag inflators
Putative class action lawsuits were filed in March 2018 against FCA US LLC (“FCA US”), a wholly owned subsidiary of Stellantis, in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. We are vigorously defending against this action and at this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Emissions Matters
On January 10, 2019, FCA US announced it had reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”), the Civil Division of the U.S. Department of Justice (“DoJ”), the California Air Resources Board (“CARB”), the State of California, 49 other States and U.S. Customs and Border Protection, for which we accrued €748 million during the year ended December 31, 2018. Approximately €350 million of the amount accrued by FCA US, which was prior to the merger, was related to civil penalties to resolve differences over diesel emissions requirements. A portion of the amount accrued, prior to the merger, was attributable to settlement of a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall. That settlement received final court approval on May 3, 2019. On April 9, 2021, FCA US reached an agreement with substantially all of the approximately 3,200 consumers that exercised their right to opt out of the class action settlement to settle their claims for an amount that is not material to the Company. As of June 30, 2022, our best estimate of a probable loss is reflected in the amount previously accrued prior to the merger.
In September 2019, the DoJ filed criminal charges against an employee of FCA US for, among other things, fraud, conspiracy, false statements and violations of the Clean Air Act primarily in connection with efforts to obtain regulatory approval of the vehicles that were the subject of the civil settlements described above. In April 2021, two additional employees of a Stellantis subsidiary were indicted by the DoJ on similar charges. The three employees were placed on administrative leave following their indictments. On June 3, 2022, FCA US announced that it had agreed to a settlement to resolve the DoJ, Criminal Division’s investigation as it relates to FCA US. The settlement, which is subject to court approval, includes a guilty plea, a fine of approximately $96 million, and the forfeiture of approximately $204 million in gains. Prior to the merger, we accrued approximately €200 million during the three months ended September 30, 2020 as our best estimate of probable loss with regard to matters under discussion. In light of subsequent progress in our discussions with the DoJ, Criminal Division, we increased our accrual for this matter to approximately €266 million as of December 31, 2021, which is sufficient to cover the forfeiture and penalty imposed by the plea agreement. We remain subject to a number of related private lawsuits (the “Non Opt-Out Litigation”).

We have also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.
In Europe, we have continued to work with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency in connection with their review of several diesel models.
We also responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for FCA diesel vehicles, and discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations were held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation concluded and no action was taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT responded to the EC's allegations by confirming that the vehicles' approval process was properly performed. On December 2, 2021, the EC notified Italy of its position that Italy did not comply with its obligation to enforce EU emission type approval rules.
In December 2019, the MIT notified FCA of communications with the Dutch Ministry of Infrastructure and Water Management (“I&W”) regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM containing a Euro 6 diesel engine supplied by FCA. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the EC and other Member States. FCA engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. FCA proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented. Nevertheless, this matter is still pending.
In addition, as part of the judicial investigation of several automakers in France, commencing in 2016 and 2017, Automobiles Peugeot and Automobiles Citroën were placed under examination by the Judicial Court of Paris in June 2021 on allegations of consumer fraud in connection with the sale of Euro 5 diesel vehicles in France between 2009 and 2015. In July 2021, FCA Italy was placed under examination by the same court for possible consumer fraud in connection with the sale of Euro 6 diesel vehicles in France between 2014 and 2017. FCA Italy was also designated as a material witness in connection with allegations of obstruction of the actions of an economy ministry antifraud inspector in 2016 and 2017. As is typical in a French criminal inquiry, each of the companies were required to pay bail for the potential payment of damages and fines and to ensure representation in court, and to provide a guarantee for the potential compensation of losses. None of these amounts were, individually or in the aggregate, material to the Company.
In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. In April 2022, former FCA companies received an order to produce documents to the Public Prosecutors. The Public Prosecutor of Frankfurt has also informed us that it is conducting a criminal investigation regarding the emissions of certain PSA diesel engines installed in approximately 1,000 PSA vehicles and 29,000 Mitsubishi vehicles sold in Germany. We continue to cooperate with these investigations.
We also face purported class actions and individual claims in several European countries. Several former FCA and PSA companies and our Dutch dealers have been served with a purported class action filed in the Netherlands by Dutch foundations seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain diesel vehicles. We have also been notified of a potential class action on behalf of Dutch consumers alleging emissions non-compliance of certain former FCA and Stellantis vehicles sold as recreational vehicles, as well as a purported securities class action in the Netherlands, alleging misrepresentations by FCA, now Stellantis. A purported class action alleging emissions non-compliance has been filed in Portugal (regarding former FCA vehicles) and we are aware of a similar claim in the UK regarding vehicles former FCA and PSA vehicles. We are also defending approximately 9,000 individual consumer claims alleging emissions non-compliance of certain former FCA and PSA vehicles in Germany and Austria.

In December 2018, the Korean Ministry of Environment (“MOE”) announced its determination that approximately 2,400 FCA vehicles imported into Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned. In May 2019, the MOE revoked certification of the above-referenced vehicles and announced an administrative fine for an amount not material to the Company. Our appeal of the MOE’s decision was rejected and we are now pursuing jurisdictional appeals. In November 2021, the MOE issued notice of its intention to impose a recall order, revocation of certification and an administrative fine on the basis of the alleged non-compliance of approximately 2,400 other FCA vehicles. Our appeal of the administrative fine remains pending. Our subsidiary in Seoul, Korea is also cooperating with local criminal authorities in connection with their review of these matters and is appealing a decision of the Korean Fair Trade Commission imposing an administrative fine for a purported breach of the Act on Fair Labeling and Advertisement in connection with the vehicles imported into Korea between 2015 and 2017.
The results of the unresolved governmental inquiries and private litigation related to the emissions matters disclosed above cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a loss will be incurred with regard to the unresolved inquiries and Non Opt-Out Litigation or estimate a range of possible loss.
National Training Center
On January 27, 2021, FCA US announced an agreement with the U.S. Attorney’s Office for the Eastern District of Michigan to resolve its investigation into past misconduct of certain former FCA US employees involving the UAW-Chrysler National Training Center (“NTC”). Pursuant to the agreement, which received court approval on July 19, 2021, FCA US agreed to plead guilty to a single count of conspiracy to violate the Labor Management Relations Act and the payment of a fine in an amount that is not material to the Company and which was accrued prior to the merger. FCA US also agreed to implement an independent compliance monitor for three years with respect to the dissolution of the NTC and internal controls as they relate to the trusts being implemented to replace the NTC.
Several putative class action lawsuits have been filed against FCA US in U.S. federal court alleging harm to UAW workers as a result of these acts. Those actions have been dismissed both at the trial court stage and on appeal. Three plaintiffs in these lawsuits also filed charges alleging unfair labor practices with the U.S. National Labor Relations Board (the “Board”). The Board issued a complaint regarding these allegations and sought a cease and desist order as well as the posting of a notification with respect to the alleged practices, but subsequently dismissed the charges.
On July 20, 2020, a group of employees in FCA’s Toledo, Ohio Jeep plant filed a lawsuit in U.S. District Court for the Northern District of Ohio against FCA US, the UAW and certain individuals claiming violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act and civil conspiracy. On October 20, 2020, FCA US filed a motion to dismiss. Plaintiffs filed their second amended complaint on June 25, 2021. Briefing on the motion dismiss has been stayed pending decisions on motions to dismiss in two related cases in the U.S. District Court for the Eastern District of Michigan. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
On October 16, 2020 and February 28, 2021, lawsuits were filed in U.S. District Court for the Eastern District of Michigan, by groups of current and former employees making similar claims. The court granted our motion to dismiss one of the cases and that decision has been appealed by plaintiffs. Our motion to dismiss the other case remains pending. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss with regard to these lawsuits.

General Motors Litigation
On November 20, 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA N.V., now Stellantis N.V., and certain individuals, claiming violations of the RICO Act, unfair competition and civil conspiracy in connection with allegations that FCA US made payments to UAW officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA N.V.. The court dismissed GM’s lawsuit with prejudice. GM appealed the dismissal to the U.S. Court of Appeals for the Sixth Circuit and oral argument on that appeal was held on March 4, 2021 but no decision has been rendered.
Following dismissal of its Federal court case, GM filed an action against FCA US and FCA N.V., now Stellantis N.V., in Michigan state court, making substantially the same claims as it made in the federal litigation. FCA US and FCA N.V. filed a motion for summary disposition in the state court case and GM filed a motion to compel discovery. On October 15, 2021, the court granted Stellantis N.V. and FCA US’s motion for summary disposition. GM filed a motion for reconsideration and on December 6, 2021, the court granted GM’s motion. GM filed a second amended complaint on December 23, 2021. On February 4, 2022, the court denied our motion for a protective order and ordered that some discovery would be allowed before the court rules on the pending motion for summary disposition. On July 20, 2022, the court granted Stellantis N.V.’s motion for summary disposition, which GM is expected to move the court for reconsideration or appeal. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Tigershark Engine – EPA Matter
In connection with internal testing, FCA US determined that approximately 935,000 vehicles equipped with the 2.4L Tigershark engine may have excess tailpipe emissions. FCA US discussed this issue and reviewed the proposed solution with the EPA and CARB. We intend to initiate a recall campaign to implement this solution, and as a result, prior to the merger, FCA US increased its warranty campaign provision by approximately €200 million.
Tigershark Engine – Litigation
In addition, putative class action lawsuits have been filed against FCA US and consolidated into a single action in U.S. District court in Michigan asserting claims under federal and state laws claiming manufacturing and design defects in certain vehicles equipped with the 2.4L Tigershark engine, which has been installed in approximately 1.6 million vehicles sold in the U.S. The claims allege excessive oil consumption and related excess emissions. In November 2021, we entered into an agreement in principle to settle the litigation, contingent on court approval, for an amount that is not material to the Company. The court granted preliminary approval in June 2022 and a hearing for final approval is set for December 2022.
Other matters
Corporate Average Fuel Economy (“CAFE”) standards
On August 31, 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by NHTSA in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon that a manufacturer’s fleet-wide average fuel efficiency is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. On January 14, 2021, NHTSA published an interim final rule with immediate effect, the result of which was to apply the increased fine rate that resulted from the Second Circuit’s ruling to future model years. In particular, NHTSA’s interim rule imposed a CAFE penalty base rate of $5.50 through 2021 Model Year and increased the CAFE penalty base rate to $14.00 prospectively from the 2022 Model Year. FCA accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate for Model Years 2021 and earlier. In addition, as a result of the acquisition, and in accordance with IFRS 3, we recognized an incremental contingent liability of €163 million for the potentially higher fine rate on vehicle shipments prior to the merger date.

On April 1, 2022, NHTSA published a final rule repealing the interim final rule issued in January 2021 and reverting to the December 2016 final rule which increased the CAFE civil penalty rate from $5.00 to $14.00, beginning with 2019 Model Year. NHTSA is expected to continue to make mandatory inflation adjustments to the CAFE civil penalty rate, as required by law for all civil monetary penalties. Applying the annual inflation adjustment procedures did not result in an increase in the $14.00 rate through 2021 Model Year, but did result in an increased fine rate to $15.00 for 2022 Model Year vehicles. An additional accrual of €655 million has been recognized resulting from an increase in the provision related to the Model Year 2019-2021 penalty rate adjustment. In addition, an accrual of €5 million has been recognized to reflect the Model Year 2022 inflation adjustment for vehicles sold in 2021, and penalties for Model Year 2022 vehicles sold in the current year have been accrued based on a penalty rate of $15.00.
Greenhouse Gas Standards
On March 9, 2022, the EPA reinstated California’s authority under the Clean Air Act to implement its own greenhouse gas emission standards for passenger vehicles and light duty trucks, which can be adopted by other states. The Company is identifying an appropriate compliance path moving forward under the California program. We are currently unable to reliably estimate the cost of compliance.
U.S. Import Duties
Historically, FCA paid a 2.5 percent duty on Ram ProMaster City vehicles imported into the U.S. as passenger vehicles rather than the 25 percent duty applicable to vehicles that are imported into the U.S. as cargo vans. The vast majority of these vehicles are converted into cargo vans after importation. Federal litigation against a competitor in a similar case resulted in the application of the 25 percent duty rate to the competitor’s vehicles. We believe there are facts that distinguish our case from that of the competitor. However, U.S Customs and Border Protection may seek to recover increased duties for our prior imports, plus interest, and may assert a claim for penalties. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Other commitments, arrangements and contractual rights
On March 23, 2022, Stellantis announced that it will support Automotive Cells Company’s (“ACC”) growth plans as it intends to build a third production site transforming Stellantis’ existing Termoli (Italy) plant into a new electric vehicle battery facility and finalized the agreement to add Mercedes-Benz AG as a new, equal partner with TotalEnergies/Saft and Stellantis. The partners have also committed to increase ACC’s total industrial capacity to at least 120 gigawatt hours (GWh) by 2030 and to scale up development and production of next-generation high-performance battery cells and modules. At June 30, 2022, this agreement represents total commitments of €409 million for the periods 2024-2027.
On March 23, 2022, Stellantis and LG Energy Solution announced their plan to invest over $5 billion CAD (€3.7 billion) in a joint venture for Canada’s first large scale lithium-ion battery production plant, which will be built in Windsor, Canada. At June 30, 2022, this agreement represents total commitments of €1.3 billion ($1.4 billion) over the period 2022-2025. The agreements are subject to customary closing conditions, including regulatory approvals.
On April 1, 2022, Stellantis announced the signing of binding agreements with BNP Paribas Personal Finance, Crédit Agricole Consumer Finance and Santander Consumer Finance aimed at better organizing its current financial services platform in Europe. The transaction is expected to be completed by the first half of 2023 subject to regulatory approvals including from relevant authorities and market regulators.
On May 24, 2022, Stellantis announced its plan to invest over $2.5 billion (€2.4 billion) together with Samsung SDI Co., LTD in a joint venture for a lithium-ion battery production plant in Kokomo, Indiana, U.S. At June 30, 2022, this agreement represents total commitments of €632 million ($657 million) over the period 2022-2025. The agreements are subject to customary closing conditions, including regulatory approvals.

19. Equity
Share capital
At June 30, 2022, the authorized share capital of Stellantis was €90 million, divided into 4.5 billion (4,500,000,000) Stellantis common shares, nominal value of one Euro cent (€0.01) per share and 4.5 billion (4,499,750,000) class A special voting shares, nominal value of one Euro cent (€0.01) per share each and two hundred and fifty thousand (250,000) class B special voting shares with a nominal value of one euro cent (€0.01) each.
At June 30, 2022, the fully paid-up share capital of Stellantis amounted to €31 million (€31 million at December 31, 2021) and consisted of 3,143,904,381 common shares. At June 30, 2022 there were also 208,622 issued special voting shares. All shares have a par value of €0.01 each. At December 31, 2021 the share capital was composed of 3,132,618,655 common shares. At December 31, 2021 there was also 208,622 issued special voting shares, all with a par value of €0.01 each.
On April 13, 2022, the AGM approved an ordinary dividend distribution of €1.04 per common share corresponding to a total distribution of approximately €3.3 billion, that was paid on April 29, 2022.

Other comprehensive income/(loss)
Other comprehensive income/(loss) was as follows:

	Six months ended June 30,
	2022	2021
	(€ million)
Fair value remeasurement to cash flow hedges	€(490)	€410
of which, reclassified to the income statement	(206)	16
of which, recognized in equity during the period	(284)	394
Gains and losses from remeasurement of financial assets	(9)	—
of which, reclassified to the income statement	—	—
of which, recognized in equity during the period	(9)	—
Exchange differences on translating foreign operations	3,677	450
Share of Other comprehensive income/(loss) for equity method investments	(6)	(11)
Items related to discontinued operations	—	—
Total amounts to be potentially reclassified to profit or loss	3,172	849

Actuarial gains and losses on defined benefit pension obligations	1,507	1,533
Share of Other comprehensive income/(loss) for equity method investments	(2)	6
Items related to discontinued operations	—	—
Amounts not to be reclassified to profit or loss	1,505	1,539

Total Other comprehensive income/(loss) for the period	4,677	2,388
Income tax benefit (expense)	(287)	(478)
Income tax benefit (expense) - discontinued operations	—	—
Total Other comprehensive income/(loss) for the period, net of tax	€4,390	€1,910
The tax effect relating to Other comprehensive income/(loss) was as follows:

	Six months ended June 30,
	2022			2021
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Fair value remeasurement to cash flow hedges	€(490)	€88	€(402)	€410	€(108)	€302
Gains and losses from remeasurement of financial assets	(9)	—	(9)	—	—	—
Actuarial gains and losses on defined benefit pension obligations	1,507	(375)	1,132	1,533	(373)	1,160
Exchange differences on translating foreign operations	3,677	—	3,677	450	—	450
Share of Other comprehensive income/(loss) for equity method investments	(9)	—	(9)	(5)	3	(2)
Items relating to discontinued operations	—	—	—	—	—	—
Total Other comprehensive income/(loss)	€4,676	€(287)	€4,389	€2,388	€(478)	€1,910

20. Earnings per share
Basic earnings per share
Basic earnings per share for the six months ended June 30, 2022 and 2021 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following table summarizes the amounts used to calculate the basic earnings per share:

		Six months ended June 30,
		2022	2021
Net profit attributable to owners of the parent	million	€7,960	€6,780
Weighted average number of shares outstanding	thousand	3,136,036	3,123,533
Basic earnings per share	€	€2.54	€2.17

		Six months ended June 30,
		2022	2021
Net profit from continuing operations attributable to owners of the parent	million	€7,960	€5,790
Weighted average number of shares outstanding	thousand	3,136,036	3,123,533
Basic earnings per share from continuing operations	€	€2.54	€1.85

		Six months ended June 30,
		2022	2021
Net profit from discontinued operations attributable to owners of the parent	million	€—	€990
Weighted average number of shares outstanding	thousand	3,136,036	3,123,533
Basic earnings per share from discontinued operations	€	€—	€0.32

Diluted earnings per share
In order to calculate the diluted earnings per share during the six months ended June 30, 2022 and 2021, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested share-based compensation awards at June 30, 2022 as determined using the treasury stock method. Additionally, the weighted average number of shares outstanding was increased to reflect the 39,727,324 GM warrants issued by PSA in 2017, that will become exercisable in July 2022.
For the six months ended June 30, 2022 and 2021, there were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect.
The following tables summarize the amounts used to calculate the diluted earnings per share for the six months ended June 30, 2022 and 2021:

		Six months ended June 30,
		2022	2021
Net profit attributable to owners of the parent	million	€7,960	€6,780
Weighted average number of shares outstanding	thousand	3,136,036	3,123,533
Number of shares deployable for share-based compensation	thousand	22,889	14,577
Equity warrants delivered to General Motors	thousand	69,126	68,497
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,228,051	3,206,607
Diluted earnings per share	€	€2.47	€2.11

		Six months ended June 30,
		2022	2021
Net profit from continuing operations attributable to owners of the parent	million	€7,960	€5,790
Weighted average number of shares outstanding	thousand	3,136,036	3,123,533
Number of shares deployable for share-based compensation	thousand	22,889	14,577
Equity warrants delivered to General Motors	thousand	69,126	68,497
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,228,051	3,206,607
Diluted earnings per share from continuing operations	€	€2.47	€1.81

		Six months ended June 30,
		2022	2021
Net profit from discontinued operations attributable to owners of the parent	million	€—	€990
Weighted average number of shares outstanding	thousand	3,136,036	3,123,533
Number of shares deployable for share-based compensation	thousand	22,889	14,577
Equity warrants delivered to General Motors	thousand	69,126	68,497
Weighted average number of shares outstanding for diluted earnings per share	thousand	3,228,051	3,206,607
Diluted earnings per share from discontinued operations	€	€—	€0.31

21. Segment reporting
Prior to the merger, PSA’s four reportable segments were the Automotive division, consisting of the historical Peugeot Citroën DS business segment and of the Opel Vauxhall business segment, the Automotive Equipment segment, corresponding to the Faurecia Group, and the Finance segment, corresponding to the Banque PSA Finance group, which provided exclusively retail financing to customers of the Peugeot, Citroën, DS, Opel and Vauxhall brands, as well as wholesale financing to the brands' dealer networks through joint ventures.
The Company’s activities are carried out through six reportable segments: five regional vehicle segments (North America, Enlarged Europe, Middle East & Africa, South America and China and India & Asia Pacific) and Maserati, our global luxury brand segment. These reportable segments reflect the operating segments of the Company that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments (“IFRS 8”), or whose information is considered useful for the users of the financial statements.
The Company’s five regional vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: North America (U.S., Canada and Mexico), Enlarged Europe (primarily the countries of the European Union and United Kingdom), Middle East & Africa (primarily Turkey, Morocco, Egypt and Algeria), South America (including Central America and the Caribbean islands) and China and India & Asia Pacific (Asia and Pacific countries). The Company's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand.
Transactions among the mass-market vehicle segments generally are presented on a “where-sold” basis, which reflect the profit/(loss) on the ultimate sale to third party customer within the segment. This presentation generally eliminates the effect of the legal entity transfer price within the segments. Revenues of the other segments, aside from the mass-market vehicle segments, are those directly generated by or attributable to the segment as the result of its usual business activities and includes revenues from transactions with third parties as well as those arising from transactions with segments, recognized at normal market prices.

Other activities includes the results of our industrial automation systems design and production business, our cast iron and aluminum components business, our financial services activities, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations includes consolidation adjustments and eliminations. Financial income and expenses, income taxes and share of the profit of equity method investees are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted operating income is the measure used by the chief operating decision maker to assess performance, allocate resources to the Company's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income), Tax expense/(benefit) and Share of the profit/(loss) of equity method investees.
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations,
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand, and
•Convergence and integration costs directly related to significant acquisitions or mergers.
For the six months ended June 30, 2021, Pro Forma Adjusted operating income includes the Adjusted operating income of FCA for the period January 1 - January 16, 2021. See below for a reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Income Statement, to Adjusted operating income. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.

The following tables summarize selected financial information by segment for the six months ended June 30, 2022 and 2021:

Six months ended June 30, 2022	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers	€42,442	€31,275	€3,039	€7,233	€2,150	€943	€903	€14	€87,999
Net revenues from transactions with other segments	1	44	—	—	2	(2)	610	(655)	—
Net revenues	€42,443	€31,319	€3,039	€7,233	€2,152	€941	€1,513	€(641)	€87,999

Net profit from continuing operations									€7,960
Tax expense									€1,985
Net financial expenses									€431
Share of the profit of equity method investees									€(56)
Operating income									€10,320
Adjustments:
Restructuring and other costs, net of reversals(1)	157	619	—	33	—	—	29	—	€838
CAFE penalty rate(2)	660	—	—	—	—	—	—	—	€660
Takata recall campaign(3)	—	538	22	2	—	—	—	—	€562
Patents litigation(4)	93	40	—	1	—	—	—	—	€134
Impairment expense and supplier obligations	18	4	—	45	—	—	—	—	€67
Other(5)	(62)	(210)	—	—	(1)	—	66	—	€(207)
Total adjustments	866	991	22	81	(1)	—	95	—	2,054
Adjusted operating income	€7,683	€3,267	€472	€1,002	€289	€62	€(225)	€(176)	€12,374
Share of profit of equity method investees	€—	€(37)	€57	€—	€(317)	€—	€353	€—	€56
________________________________________________________________________________________________________________________________________________________________________
(1) Primarily related to workforce reductions mainly in Enlarged Europe, North America and South America
(2) Increase in provision related to Model Year 2019 - 2021 CAFE penalty rate adjustment Refer to Note 13 - Provisions, for additional information
(3) Extension of Takata airbags recall campaign in Enlarged Europe, Middle East & Africa and South America
(4) Provision related to litigation by certain patent owners related to the use of certain technologies in prior periods
(5) Mainly related to release of litigation provisions, changes in ownership of equity method investments, partially offset by net losses on disposals

Six months ended June 30, 2021	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues(1)	€30,426	€31,708	€2,511	€4,751	€1,830	€867	€1,316	€(799)	€72,610
Net revenues from transactions with other segments	(6)	(204)	—	(9)	(8)	(4)	(568)	799	—
Net revenues from external customers(1)	30,420	31,504	2,511	4,742	1,822	863	748	—	72,610
Add: FCA Net revenues from external customers, January 1 - January 16, 2021(2)	2,015	335	36	189	51	18	60	—	2,704
Add: Pro forma adjustments(3)	3	(7)	—	—	—	—	—	—	(4)
Pro Forma Net revenues from external customers, January 1 - June 30, 2021	32,438	31,832	2,547	4,931	1,873	881	808	—	75,310
Net revenues from transactions with other segments	9	208	—	5	10	4	614	(850)	—
Pro Forma Net revenues(4)	€32,447	€32,040	€2,547	€4,936	€1,883	€885	€1,422	€(850)	€75,310

Net profit from continuing operations									€5,800
Tax expense									1,729
Net financial expenses									217
Share of the profit of equity method investees									(402)
Operating income									7,344
Add: FCA operating income, January 1 - 16, 2021									77
Add: Pro forma adjustments									96
Pro Forma Operating income									€7,517
Adjustments:
Restructuring and other costs, net of reversals(5)	(2)	487	1	48	—	—	7	—	€541
Reversal of inventory fair value adjustment in purchase accounting(6)	401	89	—	13	19	—	—	—	€522
Impairment expense and supplier obligations	—	21	—	—	—	—	—	—	€21
Brazilian indirect tax - reversal of liability/recognition of credits(7)	—	—	—	(222)	—	—	—	—	€(222)
Other(8)	36	85	—	—	—	2	1	119	€243
Total adjustments Jan 1 - Jun 30, 2021	€435	€682	€1	€(161)	€19	€2	€8	€119	€1,105
Pro Forma Adjusted operating income	€5,236	€2,829	€247	€326	€206	€29	€(335)	€84	€8,622
Share of profit of equity method investees	€—	€(10)	€60	€—	€—	€—	€352	€—	€402
________________________________________________________________________________________________________________________________________________
(1) Groupe PSA (“PSA”) was identified as the accounting acquirer in the FCA-PSA merger, which was accounted for as a reverse acquisition, under IFRS 3 – Business Combinations, and, as such, it contributed to the results of the Company beginning January 1, 2021. FCA was consolidated into Stellantis effective January 17, 2021, the day after the merger became effective
(2) FCA consolidated Net revenues, January 1 - January 16, 2021, excluding intercompany transactions
(3) Reclassifications made to present FCA’s Net revenues January 1 - January 16, 2021 consistently with that of PSA
(4) Pro forma Stellantis consolidated Net revenues, January 1 - June 30, 2021
(5) Restructuring and other costs related to the reorganization of operations and the dealer network primarily in Enlarged Europe
(6) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(7) Benefit related to the final decision of the Brazilian Supreme Court on the calculation of the state value added tax, resulting in the recognition of €73 million in Net revenues and €149 million in Selling, general and other costs
(8) Includes other costs primarily related to merger and integration activities

Six months ended June 30, 2021	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net profit from continuing operations									€5,800
Tax expense									1,729
Net financial expenses									217
Share of the profit of equity method investees									(402)
Operating income									7,344
Adjustments:
Restructuring and other costs, net of reversals(1)	(2)	487	1	48	—	—	7	—	€541
Reversal of inventory fair value adjustment in purchase accounting(2)	401	89	—	13	19	—	—	—	€522
Impairment expense and supplier obligations	—	21	—	—	—	—	—	—	€21
Brazilian indirect tax - reversal of liability/ recognition of credits(3)	—	—	—	(222)	—	—	—	—	€(222)
Other(4)	36	85	—	—	—	2	1	119	€243
Total adjustments Jan 1 - Jun 30, 2021	435	682	1	(161)	19	2	8	119	1,105
Less: Adjustments Jan 1- 16, 2021(5)									€11
Adjusted operating income	€4,983	€2,878	€256	€317	€208	€42	€(182)	€(64)	€8,438
____________________________________________________________________________________________________
(1) Restructuring and other costs related to the reorganization of operations and the dealer network primarily in Enlarged Europe
(2) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(3) Benefit related to the final decision of the Brazilian Supreme Court on the calculation of the state value added tax, resulting in the recognition of €73 million in Net revenues and €149 million in Selling, general and other costs
(4) Includes other costs primarily related to merger and integration activities
(5) Primarily costs related to the merger

22. Subsequent events
On July 15, 2022, Stellantis and Dongfeng Motor (Hong Kong) International Co., Limited, a subsidiary of Dongfeng Motor Group Company Limited (“Dongfeng”) have executed a heads of agreement (“HOA”) related to the 99.2 million common shares in Stellantis held by Dongfeng, representing 3.16 percent of Stellantis’ share capital. Under the HoA, Dongfeng may from time to time submit an offer to sell to Stellantis, all or a portion of the Stellantis common shares held by Dongfeng. Stellantis will have the right but not the obligation to accept such an offer.
On July 18, 2022, as a strategic step towards Stellantis Dare Forward 2030 goal of growing its profitable mobility service, Stellantis announced the completion of its 100 percent acquisition of Share Now, a car sharing company operating in 16 major European cities. Due to the constraints imposed on the sharing of certain financial information by the competition regulatory authorities, which was effective until the transaction closed, the Company has not yet performed the assessment of the fair values of the assets and liabilities acquired nor determined the amount of goodwill arising from the transaction.
In January 2022, Stellantis announced a plan to increase its shareholding with GAC-Stellantis JV from 50 percent to 75 percent. Due to lack of progress in the previously announced plan for Stellantis to take a majority share in GAC - JV, Stellantis announced on July 18, 2022, its intention to cooperate with GAC Group in an orderly termination of the joint venture. Stellantis will focus on distributing imported vehicles for the Jeep brand in China through an asset-light approach. As a result, Stellantis has fully impaired the equity method investment in GAC-Stellantis JV of €126 million. In addition, impairments were recognized for the loans granted to GAC-Stellantis JV of €106 million, €48 million related to trade receivables, as well as, €16 million primarily related to capitalized development expenditures. These amounts are recognized in Results from equity method investments.

Responsibility statement
The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Management Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.
In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Stellantis and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

July 29, 2022

The Board of Directors

John Elkann
Carlos Tavares
Robert Peugeot
Henri de Castries
Andrea Agnelli
Fiona Clare Cicconi
Jacques de Saint-Exupéry
Nicolas Dufourcq
Ann Frances Godbehere
Wan Ling Martello
Kevin Scott